                          SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

            Under the Securities Exchange Act of 1934 (Amendment No. 1 )*

                           THE IMMUNE RESPONSE CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                      45252T106
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                Dennis J. Carlo, Ph.D.
                                    P.O. Box 1176
                              Rancho Santa Fe, CA 92067
                                    (760) 431-7080
--------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                 and Communications)

                                   WITH A COPY TO:
                                Thomas E. Sparks, Jr.
                            Pillsbury Madison & Sutro LLP
                                    P.O. Box 7880
                             San Francisco, CA 94120-7880
                                    (415) 983-1000

                                    April 17, 1997
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                           (CONTINUED ON FOLLOWING PAGE(S))


                                  Page 1 of 7 Pages

CUSIP No. 45252T106
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons: Dennis J. Carlo, Ph.D.


-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

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 (4) Source of Funds*                              00

-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                            / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization        USA

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power        1,056,895 (see Item 5)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power        248,872 (see Item 5)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power        1,056,895 (see Item 5)
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power        248,872 (see Item 5)
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                               1,305,767 (see Item 5)
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                                              5.6% (see Item 5)
-------------------------------------------------------------------------------
(14) Type of Reporting Person         IN

-------------------------------------------------------------------------------


                                  Page 2 of 7 Pages

ITEM 1.  SECURITY AND ISSUER.

       The class of equity securities to which this statement relates is the common stock, par value $.0025 per share (the "Common Stock") of The Immune Response Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 5935 Darwin Court, Carlsbad, California 92008.


ITEM 2.  IDENTITY AND BACKGROUND.

       (a)    The person filing this Schedule is Dennis J. Carlo, Ph.D.

       (b) Dr. Carlo's address is P.O. Box 1176, Rancho Santa Fe, California 92067.

       (c) The principal occupation of Dr. Carlo is President, Chief Executive Officer and Director of the Issuer. The principal business of the Issuer is biopharmaceutical research and the development and licensing of potential immune-based therapies and potential gene therapies. The Issuer's address is listed in Item 1 above.

       (d)-(e) At no time during the last five years was Dr. Carlo convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

       (f)    Dr. Carlo is a citizen of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Pursuant to a Loan Agreement dated April 15, 1997 by and between Kevin
B. Kimberlin and Dr. Carlo, Mr. Kimberlin agreed to loan to Dr. Carlo the principal sum of $1,999,998 (the "Loan") for the purpose of purchasing up to 256,410 units of Common Stock and warrants issued by the Issuer. Each unit is comprised of one share of Common Stock and a warrant to purchase one share of Common Stock (a "Unit"). The Loan is evidenced by a promissory note from Dr. Carlo to Mr. Kimberlin dated April 17, 1997 and payable in three (3) years.

       The principal sum of the Loan has been or will be distributed to Dr. Carlo in the manner set forth below. First, $494,744.25 was distributed on April 17, 1997 and, at Dr. Carlo's request, was wired directly to the Issuer as partial consideration for the issuance to Dr. Carlo of 253,715 Units (the "Purchased Units"). The balance of the consideration for the Purchased Units was a promissory note by Dr. Carlo in the principal amount of $1,484,232.75, due September 30, 1997 and payable to the Issuer. Second, $1,484,232.75 will be distributed on September 30, 1997 for payment of the principal amount of the promissory note from Dr. Carlo to the Issuer. Finally, the issuer has requested approval from the National Association of Securities Dealers, Inc. ("NASD") to sell and issue to Dr. Carlo, in accordance with NASD rules, 2,695 additional Units (the "Additional Units"). In the event that such approval is received by the Issuer on or before May 27, 1997, $21,021 will be distributed to Dr. Carlo under the Loan for the purpose of purchasing the Additional Units within five
(5) business days after receipt of approval.


                                  Page 3 of 7 Pages

ITEM 4.   PURPOSE OF TRANSACTION.

       Dr. Carlo has acquired beneficial ownership of shares of Common Stock for the purpose of investment.

       Except as set forth above, Dr. Carlo has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

       (a) Prior to the transaction which is the subject of this statement, Dr. Carlo beneficially owned 784,241 shares of Common Stock representing 3.8% of the issued and outstanding shares of Common Stock. This figure includes options to acquire 589,908 shares of Common Stock and 73,755 shares of Common Stock held in trusts for the benefit of Dr. Carlo's family, as to which he maintains shared voting and investment power with his wife, Jean M. Carlo. Ms. Carlo also has the right to exercise options to acquire up to 175,117 of the 589,908 shares of Common Stock referenced in the preceding sentence; this right expires ratably between December 3, 2000 and May 2, 2005.

       As a result of his purchase of the Purchased Units, Dr. Carlo acquired direct ownership of 253,715 shares of Common Stock and a warrant to purchase 253,715 shares of Common Stock. Dr. Carlo is deemed to have beneficial ownership of the number of shares subject to the warrant. Thus, on a fully diluted basis, Dr. Carlo beneficially owned 1,291,883 shares of Common Stock representing 5.6% of the Common Stock issued and outstanding as of April 17, 1997. This figure includes options to acquire 590,120 shares of Common Stock, a warrant to acquire 253,715 shares of Common Stock and 73,755 shares of Common Stock held in trusts for the benefit of Dr. Carlo's family. (Note that on the same day that Dr. Carlo acquired the Purchased Units, the Issuer sold and issued to a third party 1,776,004 shares of Common Stock and a warrant to purchase 1,776,004 shares of Common Stock.)

       In the event that Dr. Carlo acquires the Additional Units, he would have beneficial ownership of 1,305,767 shares of Common Stock representing 5.6% of the Common Stock then issued and outstanding, assuming there were no other changes in holdings of Common Stock by other stockholders. This figure includes options to acquire 598,614 shares of Common Stock, warrants to acquire 256,410 shares of Common Stock and 73,755 shares of Common Stock held in trusts for the benefit of Dr. Carlo's family.


                                  Page 4 of 7 Pages

       (b) Dr. Carlo has the sole power to vote or direct the disposition of up to 1,043,011 shares of Common Stock. In the event that Dr. Carlo acquires the Additional Units, he will have the sole power to vote or direct the disposition of up to 1,056,895 shares of Common Stock.

       As indicated in Item 5(a), Dr. Carlo shares the power to vote or direct the disposition of up to 175,117 shares of Common Stock which may be acquired through the exercise of options and 73,755 shares of Common Stock which are held in trusts for the benefit his family.

       The power to vote or direct the disposition of the 175,117 shares of Common Stock which may be acquired through the exercise of options and the 73,755 shares of Common Stock which are held in trusts for the benefit of Dr. Carlo's family is shared with Jean M. Carlo.

       Ms. Carlo's address is 840 Cofair Court, Solana Beach, California
       92075.

       Ms. Carlo is currently not employed.

       At no time during the last five years was Ms. Carlo convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

       Ms. Carlo is a citizen of the United States of America.

       (c) No transactions of Common Stock were effected by Dr. Carlo during the past 60 days.

       (d) No person other than Dr. Carlo herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

       (e)    Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Except as described in Items 3 and 5, Dr. Carlo has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any security of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


ITEM 7.        MATERIALS TO BE FILED AS EXHIBITS.

       ** Exhibit A:    Loan Agreement dated April 15, 1997 by and between
                        Kevin B. Kimberlin and Dennis J. Carlo.


                                  Page 5 of 7 Pages

       ** Exhibit B:    Promissory Note dated April 17, 1997 for the amount of
                        $1,999,998 payable to Kevin B. Kimberlin by Dennis J.
                        Carlo.

          Exhibit C:    Trust Agreements dated May 22, 1988 for the benefit of
                        Angela Carlo, David C. Carlo, Deborah Carlo, Eric J.
                        Carlo and Gretchen Carlo.

          Exhibit D:    Promissory Note dated April 17, 1997 for the amount of
                        $1,484,232.75 payable to The Immune Response
                        Corporation by Dennis J. Carlo, Ph.D.


    **  Previously filed on April 25, 1997


                                  Page 6 of 7 Pages

                                      SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 1, 1997


                                       /S/  DENNIS J. CARLO
                                       ------------------------------------
                                                      Dennis J. Carlo


                                  Page 7 of 7 Pages

                                                                       Exhibit C

                                 TRUST AGREEMENT

                               ANGELA CARLO TRUST

     This Trust Agreement is entered into as of May 22, 1988, by DENNIS J. CARLO and JEAN M. CARLO as trustors and as trustees

     This trust is established for the benefit of the daughter of DENNIS J. CARLO, ANGELA CARLO, and may be referred to as The Angela Carlo Trust. The trustors have transferred and delivered to the trustees, without any consideration on the trustees' part, the property described in the attached Schedule A. Said property, together with any other property that may later become subject to this trust, shall constitute the trust estate, and shall be held, administered and distributed as hereinafter provided.

SECTION 1:  ADDITION OF PROPERTY.

     In their discretion, the trustees may accept additions to the trust from the trustors, or either of them, the estate of either trustor, or any other donor. Such additions shall be irrevocable.

SECTION 2:  POWER TO WITHDRAW.

     2.1 NOTICE OF TRANSFERS AND THE BENEFICIARY'S RIGHT TO WITHDRAW ASSETS. Within five (5) days of receipt of any property transferred into the trust (including the initial funding), the trustees shall notify ANGELA CARLO, if she is then living, otherwise each beneficiary then entitled to receive distributions of income either directly or in the discretion of the trustees (collectively, the "Beneficiary") of the value of the property received; during any period that the Beneficiary lacks legal capacity, the trustees shall instead notify the Beneficiary's guardian (or natural parent of a minor beneficiary for whom no guardian has been appointed). As to each transfer into the trust, the person so notified by the trustee may, at any time within the "withdrawal period" (Section 2.2 below), demand in writing the distribution of trust assets equal to the "withdrawal value" (paragraph 2.3 below).

     2.2 WITHDRAWAL PERIOD. Written demand hereunder may be made at any time within thirty (30) days of the date of notification (Section 2.1) of any transfer into the trust (including the initial funding) but in any event not later than December 31 of the year in which the transfer is made.

     2.3 WITHDRAWAL VALUE. Subject to Section 2.6, as to each transfer, the value of trust assets subject to withdrawal by the person notified hereunder shall be the lesser of:

               (a) An amount equal to the annual exclusion allowed under Internal Revenue Code Section 2503 as it exists on the date the notice required by Section 2.1 is given; or

               (b) An amount equal to the fair market value (at the time of transfer) of the property transferred.

     2.4 TRUSTEES' DUTY TO DISTRIBUTE ASSETS ON DEMAND. Upon receipt of such written demand, the trustees shall, as soon as practical, distribute to the person making the demand all amounts so demanded (subject to all the provisions of this Section 2), provided that the trustee shall make all such distributions no later than December 31 of the year in which the property is transferred into trust. Distributions may be in cash or in kind. Any property so distributed to a Beneficiary's guardian shall be held by such guardian for the Beneficiary's benefit and use.


     2.5 ASSETS SUBJECT TO WITHDRAWAL. Any asset of the trust estate may be used to satisfy a demand for withdrawal hereunder.

     2.6  RESTRICTIONS AND LIMITATIONS ON WITHDRAWAL RIGHT.

          2.6.1 The right of withdrawal granted hereunder is noncumulative and, to the extent that the withdrawal power granted hereunder has not been exercised by the end of the thirty (30) day period (or the end of the calendar year if sooner) as provided above, it shall lapse.

          2.6.2 Notwithstanding the number or value of transfers made by any one transferror in any calendar year, the cumulative withdrawals of a Beneficiary (or guardian) in said calendar year with respect to transfers made by that transferror shall not exceed the amount allowed as an annual exclusion under Internal Revenue Code Section 2503.

SECTION 3:  DISTRIBUTION OF INCOME AND PRINCIPAL.

     The trustees shall hold, manage, invest and reinvest the principal of the trust and shall collect and receive the current income therefrom, and, after deducting all necessary expenses, costs and taxes incident to the administration of the trust which are a charge against income, shall distribute the income and principal as follows:

     3.1 DISCRETIONARY INCOME AND PRINCIPAL DURING MINORITY. While ANGELA CARLO is under the age of twenty-one (21), the trustees shall pay to her or apply for her benefit as much of the net income and principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any other income of ANGELA CARLO known to the trustees and reasonably available for these purposes. Any income not so distributed shall be accumulated and added to principal.

     3.2 MANDATORY INCOME AND DISCRETIONARY PAYMENT OF PRINCIPAL. When ANGELA CARLO attains the age of twenty-one (21), the trustees shall thereafter pay to or apply for her benefit, quarter-annually or more frequently, the entire net income of the trust. If the trustees deem the income to be insufficient, the trustees may also pay to her or apply for her benefit as much of the principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any income or other resources of ANGELA CARLO, outside the trust, known to the trustees and reasonably available for these purposes.

     3.3 POWER TO WITHDRAW. At any time after attaining age twenty-five (25), ANGELA CARLO may, by written instrument filed with the trustees, require the trustees to distribute to her not to exceed one-half (1/2) of the trust as constituted at the time of withdrawal.

     3.4  DISTRIBUTION OF TRUST ESTATE.  When ANGELA CARLO attains age thirty
(30), the trustees shall distribute to her the entire undistributed balance of the trust (including both principal and accrued and undistributed income).

     3.5 DEATH PRIOR TO DISTRIBUTION. Upon the death of ANGELA CARLO any share then held for her benefit (including both principal and accrued and undistributed income) shall be distributed to such one or more persons or entities including ANGELA CARLO, her creditors, her estate or creditors of her estate, either outright or in trust, as she shall appoint by the last dated instrument delivered to the trustees including a will (whether or not admitted to probate) specifically referring to and exercising this power of appointment. If or to the extent that ANGELA CARLO shall have failed to exercise this power of appointment, or an attempted exercise of this power shall have been invalid or ineffective for any reason, or ANGELA CARLO shall have released or renounced this power, the property subject to it shall be distributed to ANGELA CARLO's then living issue, upon the principle of representation (subject, however, to the provisions of Section 3.6 below), or if there is none then living, said property shall be distributed to GRETCHEN CARLO and DEBORAH CARLO (daughters of DENNIS J. CARLO), and if either of them is not then living, her share shall be distributed to her then living issue, upon the principle of representation (subject to Section 3.6 below). Notwithstanding the foregoing, however, if a share is distributable to a beneficiary for whom a trust created by the trustors is then being maintained under this instrument or another similar instrument, such share shall be added to that trust to be held, administered and distributed as a part thereof.

     3.6 TRUST FOR BENEFICIARY UNDER AGE 21. Notwithstanding any provision hereof to the contrary, any share of the trust estate distributable to a beneficiary (other than ANGELA CARLO) under age twenty-one (21) under the foregoing provisions shall be held and administered for his or her benefit while he or she is under age twenty-one (21) and the trustees shall apply so much of the net income and principal thereof as the trustees, in the trustees' discretion, deem necessary for such beneficiary's reasonable health, maintenance, support and education, and the trustees shall accumulate for the benefit of such beneficiary any income not so applied or paid. When such beneficiary attains age twenty-one (21), any of such part then held for such beneficiary shall be distributed to him or her, and in case of his or her death prior thereto, shall be distributed to his or her estate.

     3.7 ULTIMATE DISTRIBUTION. Any of the trust estate not disposed of under the foregoing provisions shall be distributed in two equal shares, one share to the heirs at law of DENNIS J. CARLO and one share to the heirs at law of JEAN M. CARLO. The identity and respective shares of such heirs shall be determined in all respects as though the trustors' deaths had occurred immediately following the happening of the event requiring such distribution, and according to the laws of California then in force relating to the succession of separate property not acquired from a predeceased spouse.

SECTION 4:  TRUSTEES' POWERS.

     To carry out the purposes of the trust and subject to any limitations stated elsewhere herein, the trustees are vested with the following powers, in addition to those now or hereafter conferred by law, affecting the trust and trust estate:

     4.1 RETAIN ASSETS. To continue to hold any property, as long as the trustees deem advisable.

     4.2 MANAGE GENERALLY. To acquire, manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve and repair trust property.

     4.3 LEASE. To lease trust property for terms within or beyond the term of the trust and for any purpose.

     4.4 BORROW. To borrow money and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise; to borrow money on behalf of one trust from any other trust created hereunder.

     4.5 OBTAIN INSURANCE. To carry, at the expense of the trust, insurance of such kinds and in such amounts as the trustees deem advisable to protect the trust estate and the trustees against any hazard.

     4.6 LITIGATE. To commence or defend such litigation with respect to the trust or any property of the trust estate as the trustees deem advisable, at the expense of the trust.

     4.7 COMPROMISE. To compromise or otherwise adjust any claims or litigation against or in favor of the trust.

     4.8 PERMISSIBLE INVESTMENTS. To invest and reinvest the trust estate in every kind of property, real, personal, or mixed and every kind of investment, specifically including, but not by way of limitation, corporation obligations of every kind, stocks, preferred or common, shares of investment trusts, investment companies, common trust funds, mutual funds, and mortgage participations, which men of prudence, discretion and intelligence acquire for their own account. The trustees shall maintain sufficient liquidity to permit making the distributions contemplated by Section 3, when and as required.

     4.9 MARGIN ACCOUNTS. To buy, sell or trade in securities of any nature (including short sales) on margin and for such purposes maintain and operate margin accounts with brokers and pledge any securities held or purchased by the trustees with such brokers as security for loans and advances made to the trustees.

     4.10 POWERS RE SECURITIES. With respect to securities held in the trust, to have all the rights, powers and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales and leases, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

     4.11 EMPLOY AGENTS AND OTHERS. To appoint, employ and pay such agents and employees as the trustees deem necessary or advisable, including (without limiting the generality of the foregoing) accountants, attorneys, investment counselors, banks to act as custodians for custodial accounts and other custodians of the trust property.

     4.12 HOLDING PROPERTY IN OTHERS' NAMES. To hold securities or other property in the trustees' own names or in the name of a nominee of the trustees, or in the name of a qualified depository without disclosing any fiduciary relationship.

     4.13 DISCRETION RE PRINCIPAL AND INCOME. Except as otherwise specifically provided herein, the trustees shall have the power, exercisable in the trustees' discretion, to determine what is principal or income of the trust estate and to apportion and allocate receipts and expenses and other charges between these accounts. Insofar as the trustees shall exercise this discretion, and except as otherwise provided in this instrument, matters relating to principal and income shall be governed by the provisions of the California Principal and Income Law from time to time existing.


     4.14 ADDITIONAL POWERS OF TRUSTEES. The enumeration of certain powers of the trustees shall not limit the trustees' general or implied powers, and the trustees, subject always to the discharge of their fiduciary obligations, are vested with and shall have all the rights, powers and privileges which an absolute owner of the same property would have; provided, however, that no provision contained herein may be construed to give the trustors any of the following powers:

          4.14.1 To purchase, exchange or otherwise deal with or dispose of corpus or income of the trusts established hereunder for less than adequate consideration in money or money's worth.

          4.14.2 To borrow the corpus or income of the trusts, directly or indirectly, without adequate interest or security.

SECTION 5:  GENERAL PROVISIONS.

     The following provisions shall govern each trust created hereunder:

     5.1 SPENDTHRIFT PROVISION. The interests of beneficiaries in principal or income shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.

     5.2 DEFINITION OF EDUCATION. Whenever provision is made in this trust for payment for the "education" of a beneficiary, the term "education" shall be construed to include all levels of public, semi-private or private schools including, but not limited to, nursery, pre-school, primary, and secondary schools; college and post-graduate study; vocational school; music and art schools, lessons and programs; religious school; computer or related training; and both formal and informal cultural enrichment and travel programs and activities so long as in the sole judgment of the trustees such study, program or activity is pursued to advantage by the beneficiary, and at the beneficiary's choice. In determining payments to be made for such education, the trustees shall take into consideration the beneficiary's related travel and living expenses, and such other expenses as the trustees, in the trustees' sole discretion, determine are reasonable, including but not limited to, the cost of clothing, musical instruments, educational tools, medical needs, etc.

     5.3 PERPETUITIES SAVINGS CLAUSE. Unless sooner terminated in accordance with other provisions, this trust, or any trust created hereunder, shall terminate twenty-one (21) years after the death of ANGELA CARLO. All principal and undistributed income of any trust so terminated shall be distributed to the then income beneficiaries of that trust in the proportions in which they are, at the time of termination, entitled to receive the income; provided, however, that if the rights to income are not then fixed by the terms of the trust, distribution under this clause shall be made in equal shares to those beneficiaries who are then entitled or authorized to receive income payments.

     5.4 NOTICE OF RIGHT TO PAYMENT. Until the trustees shall receive from some person interested in this trust written notice of any birth, marriage, death, or other event upon which the right to payments from this trust may depend, the trustees shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith

     5.5 TRUST DISTRIBUTIONS UNAVAILABLE TO DISCHARGE LEGAL OBLIGATIONS. Any other provisions of this instrument to the contrary notwithstanding, income or principal of a trust established hereunder shall not be used to discharge in whole or in part any person's legal obligations, from time to time existing, including but not by way of limitation, any person's obligation to support any of the beneficiaries of the trust. When determining the legal obligation of any person to support any of the beneficiaries of the trust, the existence of the trust and funds made available by it shall not be taken into consideration.

     5.6 PAYMENTS TO DISABLED BENEFICIARIES. The trustees, in the trustees' discretion, may make payments to a minor or other beneficiary under disability by making payments to the guardian of his or her person or to any suitable person with whom he or she resides, or the trustees may apply payments directly for the beneficiary's benefit. However, the trustees may not make payments to the parent of a minor beneficiary for the minor's account, unless the parent shall first agree with the trustees in writing that he or she will not use the payments to discharge his or her legal obligation to support the minor under the laws of the state of his or her domicile. The trustees, in the trustees' discretion, may make payments directly to a minor if, in the trustees' judgment, the minor is of sufficient age and maturity to spend the money properly.

     5.7 SEGREGATION OF TRUST. There need be no physical segregation or division of the various trusts established hereunder, except as segregation or division may be required by the termination of any of the trusts but the trustee shall keep separate accounts for the different undivided interests.

SECTION 6:  PROVISIONS RELATING TO TRUSTEE.

     6.1  APPOINTMENT OF SUCCESSOR TRUSTEES.  If for any reason either of DENNIS
J. CARLO or JEAN M. CARLO shall cease to act as trustee, the other shall act as sole trustee. If both of them cease to act as trustees, DARLA OLESON shall act as trustee.

     6.2 REPLACEMENT OF TRUSTEES. If neither DENNIS J. CARLO nor JEAN M. CARLO is acting as trustee, ANGELA CARLO, upon attaining age twenty-one (21) shall have the right to change the trustee, by giving thirty (30) days' written notice to the trustee. Any successor trustee or trustees shall succeed as trustees with like effect as though originally named as such herein. All authority and powers conferred upon the original trustees hereunder shall pass to any successor trustee.

     6.3 RELEASE OF LIABILITY. Any successor trustee shall not be responsible for any acts or omissions of any preceding trustee in connection with or relating to any acts or transactions regarding the trust estate and shall not be responsible for any assets not registered in the trust name.

     6.4 TRUSTEES' COMPENSATION. The trustees hereunder shall be entitled to reasonable compensation for services as such, and to reimbursement for any expenses incurred in the performance of duties as such.

     6.5 BOND. No bond shall be required of any individual trustee named in this instrument. Bond for any other individual nominated as trustee under
Section 6.1 shall be required in the amount, if any, directed by the person or persons making such nomination.

     6.6 RIGHT TO RESIGN. Any trustee shall have the right to resign this trusteeship at any time. Upon such resignation, to the extent that a successor is not appointed hereunder, a successor shall be appointed by a Court of competent jurisdiction upon petition of either the resigning trustee or any person interested in these trusts.

SECTION 7:  REVOCATION.

     7.1 IRREVOCABILITY. This Agreement is irrevocable and may not be altered or amended in any respect, and may not be terminated except through distributions permitted by this instrument.

     7.2 RELINQUISHMENT OF RIGHTS. All of the terms of the trust notwithstanding, the trustors expressly relinquish any and all interest, including any reversionary interest, the trustors may have in this trust or the property subject hereto, whether said interest is expressed by the terms of this trust or arises by operation of law.

SECTION 8:  MISCELLANEOUS.

     8.1 AGREEMENT BINDING. This Agreement is binding on the heirs, executors and administrators of the trustors and upon the trustees and the beneficiaries of this trust.

     8.2 FAILURE OF PROVISION. If any provision of this instrument is unenforceable, the remaining provisions shall nevertheless be carried into effect.

     8.3 CALIFORNIA LAW APPLICABLE. This Agreement will be administered in the State of California and its validity and construction shall be controlled by the laws of the State of California.

     8.4 "ISSUE" AND "CHILD." As used in this Trust Agreement, the term "issue" shall refer to lineal descendants of all degrees and the class terms "child," "children" and "issue" shall include persons adopted into the class and shall include persons adopted out of the class.

     8.5 "TRUSTEE." As used in this Trust Agreement, the term trustee shall also refer to co-trustees.

     8.6 SIGNIFICANCE OF HEADINGS. Titles and headings contained herein are used for ease of reference only and shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of the provisions herein.

     The trustors and trustees have executed this Trust Agreement on the day and year first above written.




                                             /s/ DENNIS J. CARLO
                                             -----------------------------------
                                             DENNIS J. CARLO
                                                  Trustor and Trustee



                                             /s/ JEAN M. CARLO
                                             -----------------------------------
                                             JEAN M. CARLO
                                                  Trustor and Trustee

STATE OF CALIFORNIA )
                    ) ss.
COUNTY OF SAN DIEGO )


     On this the 27th day of May, 1988, before me, Valerie G. Stevens, the undersigned Notary Public, personally appeared DENNIS J. CARLO and JEAN M. CARLO,

          /X/  personally known to me

          / /  proved to me on the basis of satisfactory evidence

to be the persons whose names are subscribed to the within instrument, and acknowledged that they executed it.



                                             /s/ VALERIE G. STEVENS
                                             -----------------------------------
                                             Notary's Signature

(S E A L)

                                 TRUST AGREEMENT

                               ANGELA CARLO TRUST

                                  MAY 22, 1988


                                   SCHEDULE A


          50,000 shares, The Immune Response Corporation, common stock.

                                 TRUST AGREEMENT

                              DAVID C. CARLO TRUST

     This Trust Agreement is entered into as of May 25, 1988, by DENNIS J. CARLO and JEAN M. CARLO as trustors and as trustees.

     This trust is established for the benefit of the trustors' son, DAVID C. CARLO, and may be referred to as The David C. Carlo Trust. The trustors have transferred and delivered to the trustees, without any consideration on the trustees' part, the property described in the attached Schedule A. Said property, together with any other property that may later become subject to this trust, shall constitute the trust estate, and shall be held, administered and distributed as hereinafter provided.

SECTION 1:  ADDITION OF PROPERTY.

     In their discretion, the trustees may accept additions to the trust from the trustors, or either of them, the estate of either trustor, or any other donor. Such additions shall be irrevocable.

SECTION 2:  POWER TO WITHDRAW.

      2.1 NOTICE OF TRANSFERS AND THE BENEFICIARY'S RIGHT TO WITHDRAW ASSETS. Within five (5) days of receipt of any property transferred into the trust (including the initial funding), the trustees shall notify DAVID C. CARLO, if he is then living, otherwise each beneficiary then entitled to receive distributions of income either directly or in the discretion of the trustees (collectively, the "Beneficiary") of the value of the property received; during any period that the Beneficiary lacks legal capacity, the trustees shall instead notify the Beneficiary's guardian (or natural parent of a minor beneficiary for whom no guardian has been appointed). As to each transfer into the trust, the person so notified by the trustee may, at any time within the "withdrawal period" (Section 2.2 below), demand in writing the distribution of trust assets equal to the "withdrawal value" (paragraph 2.3 below).

      2.2 WITHDRAWAL PERIOD. Written demand hereunder may be made at any time within thirty (30) days of the date of notification (Section 2.1) of any transfer into the trust (including the initial funding) but in any event not later than December 31 of the year in which the transfer is made.

      2.3 WITHDRAWAL VALUE. Subject to Section 2.6, as to each transfer, the value of trust assets subject to withdrawal by the person notified hereunder shall be the lesser of:

          An amount equal to the annual exclusion allowed under Internal Revenue Code Section 2503 as it exists on the date the notice required by Section 2.1 is given; or

          An amount equal to the fair market value (at the time of transfer) of the property transferred.

      2.4 TRUSTEES' DUTY TO DISTRIBUTE ASSETS ON DEMAND. Upon receipt of such written demand, the trustees shall, as soon as practical, distribute to the person making the demand all amounts so demanded (subject to all the provisions of this Section 2), provided that the trustee shall make all such distributions no later than December 31 of the year in which the property is transferred into trust. Distributions may be in cash or in kind. Any property so distributed to a Beneficiary's guardian shall be held by such guardian for the Beneficiary's benefit and use.

      2.5 ASSETS SUBJECT TO WITHDRAWAL. Any asset of the trust estate may be used to satisfy a demand for withdrawal hereunder.

      2.6 RESTRICTIONS AND LIMITATIONS ON WITHDRAWAL RIGHT.

      2.6.1 The right of withdrawal granted hereunder is noncumulative and, to the extent that the withdrawal power granted hereunder has not been exercised by the end of the thirty (30) day period (or the end of the calendar year if sooner) as provided above, it shall lapse.

      2.6.2 Notwithstanding the number or value of transfers made by any one transferror in any calendar year, the cumulative withdrawals of a Beneficiary (or guardian) in said calendar year with respect to transfers made by that transferror shall not exceed the amount allowed as an annual exclusion under Internal Revenue Code Section 2503.

SECTION 3:  DISTRIBUTION OF INCOME AND PRINCIPAL.

     The trustees shall hold, manage, invest and reinvest the principal of the trust and shall collect and receive the current income therefrom, and, after deducting all necessary expenses, costs and taxes incident to the administration of the trust which are a charge against income, shall distribute the income and principal as follows:

      3.1 DISCRETIONARY INCOME AND PRINCIPAL DURING MINORITY. While DAVID C. CARLO is under the age of twenty-one (21), the trustees shall pay to him or apply for his benefit as much of the net income and principal of the trust as the trustees in the trustees' discretion deem necessary for his proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any other income of DAVID C. CARLO known to the trustees and reasonably available for these purposes. Any income not so distributed shall be accumulated and added to principal.

      3.2 MANDATORY INCOME AND DISCRETIONARY PAYMENT OF PRINCIPAL. When DAVID C. CARLO attains the age of twenty-one

(21), the trustees shall thereafter pay to or apply for his benefit, quarter-annually or more frequently, the entire net income of the trust. If the trustees deem the income to be insufficient, the trustees may also pay to him or apply for his benefit as much of the principal of the trust as the trustees in the trustees' discretion deem necessary for his proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any income or other resources of DAVID C. CARLO, outside the trust, known to the trustees and reasonably available for these purposes.

      3.3 POWER TO WITHDRAW. At any time after attaining age twenty-five (25), DAVID C. CARLO may, by written instrument filed with the trustees, require the trustees to distribute to him not to exceed one-half (1/2) of the trust as constituted at the time of withdrawal.

      3.4 DISTRIBUTION OF TRUST ESTATE.  When DAVID C. CARLO attains age thirty
(30), the trustees shall distribute to him the entire undistributed balance of the trust (including both principal and accrued and undistributed income).

      3.5 DEATH PRIOR TO DISTRIBUTION. Upon the death of DAVID C. CARLO any share then held for his benefit (including both principal and accrued and undistributed income) shall be distributed to such one or more persons or entities including DAVID C. CARLO, his creditors, his estate or creditors of his estate, either outright or in trust, as he shall appoint by the last dated instrument delivered to the trustees including a will (whether or not admitted to probate) specifically referring to and exercising this power of appointment. If or to the extent that DAVID C. CARLO shall have failed to exercise this power of appointment, or an attempted exercise of this power shall have been invalid or ineffective for any reason, or DAVID C. CARLo shall have released or renounced this power, the property subject to it shall be distributed to DAVID C. CARLO's then living issue, upon the principle of representation (subject, however, to the provisions of Section 3.6 below), or if there is none then living, said property shall be distributed to the trustor's son, ERIC J. CARLO, if he is then living, otherwise to his then living issue, upon the principle of representation (subject to Section 3.6 below). Notwithstanding the foregoing, however, if a share is distributable to a beneficiary for whom a trust created by the trustors is then being maintained under this instrument or another similar instrument, such share shall be added to that trust to be held, administered and distributed as a part thereof.

      3.6 TRUST FOR BENEFICIARY UNDER AGE 21. Notwithstanding any provision hereof to the contrary, any share of the trust estate distributable to a beneficiary (other than DAVID C. CARLO) under age twenty-one (21) under the foregoing provisions shall be held and administered for his or her benefit while he or she is under age twenty-one (21) and the trustees shall apply so much of the net income and principal thereof as the trustees, in the trustees' discretion, deem necessary for such beneficiary's reasonable health, maintenance, support and education, and the trustees shall accumulate for the benefit of such beneficiary any income not so applied or paid. When such beneficiary attains age twenty-one (21), any of such part then held for such beneficiary shall be distributed to him or her, and in case of his or her death prior thereto, shall be distributed to his or her estate.

      3.7 ULTIMATE DISTRIBUTION. Any of the trust estate not disposed of under the foregoing provisions shall be distributed in two equal shares, one share to the heirs at law of DENNIS J. CARLO and one share to the heirs at law of JEAN M. CARLO. The identity and respective shares of such heirs shall be determined in all respects as though the trustors' deaths had occurred immediately following the happening of the event requiring such distribution, and according to the laws of California then in force relating to the succession of separate property not acquired from a predeceased spouse.

SECTION 4:  TRUSTEES' POWERS.

     To carry out the purposes of the trust and subject to any limitations stated elsewhere herein, the trustees are vested with the following powers, in addition to those now or hereafter conferred by law, affecting the trust and trust estate:

      4.1 RETAIN ASSETS. To continue to hold any property, as long as the trustees deem advisable.

      4.2 MANAGE GENERALLY. To acquire, manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve and repair trust property.

      4.3 LEASE. To lease trust property for terms within or beyond the term of the trust and for any purpose.

      4.4 BORROW. To borrow money and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise; to borrow money on behalf of one trust from any other trust created hereunder.

      4.5 OBTAIN INSURANCE. To carry, at the expense of the trust, insurance of such kinds and in such amounts as the trustees deem advisable to protect the trust estate and the trustees against any hazard.

      4.6 LITIGATE. To commence or defend such litigation with respect to the trust or any property of the trust estate as the trustees deem advisable, at the expense of the trust.

      4.7 COMPROMISE. To compromise or otherwise adjust any claims or litigation against or in favor of the trust.

      4.8 PERMISSIBLE INVESTMENTS. To invest and reinvest the trust estate in every kind of property, real, personal, or mixed and every kind of investment, specifically including, but not by way of limitation, corporation obligations of every kind, stocks, preferred or common, shares of investment trusts, investment companies, common trust funds, mutual funds, and mortgage participations, which men of prudence, discretion and intelligence acquire for their own account. The trustees shall maintain sufficient liquidity to permit making the distributions contemplated by Section 3, when and as required.

      4.9 MARGIN ACCOUNTS. To buy, sell or trade in securities of any nature (including short sales) on margin and for such purposes maintain and operate margin accounts with brokers and pledge any securities held or purchased by the trustees with such brokers as security for loans and advances made to the trustees.

      4.10 POWERS RE SECURITIES. With respect to securities held in the trust, to have all the rights, powers and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales and leases, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

      4.11 EMPLOY AGENTS AND OTHERS. To appoint, employ and pay such agents and employees as the trustees deem necessary or advisable, including (without limiting the generality of the foregoing) accountants, attorneys, investment counselors, banks to act as custodians for custodial accounts and other custodians of the trust property.

      4.12 HOLDING PROPERTY IN OTHERS' NAMES. To hold securities or other property in the trustees' own names or in the name of a nominee of the trustees, or in the name of a qualified depository without disclosing any fiduciary relationship.

      4.13 DISCRETION RE PRINCIPAL AND INCOME. Except as otherwise specifically provided herein, the trustees shall have the power, exercisable in the trustees' discretion, to determine what is principal or income of the trust estate and to apportion and allocate receipts and expenses and other charges between these accounts. Insofar as the trustees shall exercise this discretion, and except as otherwise provided in this instrument, matters relating to principal and income shall be governed by the provisions of the California Principal and Income Law from time to time existing.

      4.14 ADDITIONAL POWERS OF TRUSTEES. The enumeration of certain powers of the trustees shall not limit the trustees' general or implied powers, and the trustees, subject always to the discharge of their fiduciary obligations, are vested with and shall have all the rights, powers and privileges which an absolute owner of the same property would have; provided, however, that no provision contained herein may be construed to give the trustors any of the following powers:

      4.14.1 To purchase, exchange or otherwise deal with or dispose of corpus or income of the trusts established hereunder for less than adequate consideration in money or money's worth.

      4.14.2 To borrow the corpus or income of the trusts, directly or indirectly, without adequate interest or security.

SECTION 5:  GENERAL PROVISIONS.

     The following provisions shall govern each trust created hereunder:

      5.1 SPENDTHRIFT PROVISION. The interests of beneficiaries in principal or income shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.

      5.2 DEFINITION OF EDUCATION. Whenever provision is made in this trust for payment for the "education" of a beneficiary, the term "education" shall be construed to include all levels of public, semi-private or private schools including, but not limited to, nursery, pre-school, primary, and secondary schools; college and post-graduate study; vocational school; music and art schools, lessons and programs; religious school; computer or related training; and both formal and informal cultural enrichment and travel programs and activities so long as in the sole judgment of the trustees such study, program or activity is pursued to advantage by the beneficiary, and at the beneficiary's choice. In determining payments to be made for such education, the trustees shall take into consideration the beneficiary's related travel and living expenses, and such other expenses as the trustees, in the trustees' sole discretion, determine are reasonable, including but not limited to, the cost of clothing, musical instruments, educational tools, medical needs, etc.

      5.3 PERPETUITIES SAVINGS CLAUSE. Unless sooner terminated in accordance with other provisions, this trust, or any trust created hereunder, shall terminate twenty-one (21) years after the death of DAVID C. CARLO. All principal and undistributed income of any trust so terminated shall be distributed to the then income beneficiaries of that trust in the proportions in which they are, at the time of termination, entitled to receive the income; provided, however, that if the rights to income are not then fixed by the terms of the trust, distribution under this clause shall be made in equal shares to those beneficiaries who are then entitled or authorized to receive income payments.

      5.4 NOTICE OF RIGHT TO PAYMENT. Until the trustees shall receive from some person interested in this trust written notice of any birth, marriage, death, or other event upon which the right to payments from this trust may depend, the trustees shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith.

      5.5 TRUST DISTRIBUTIONS UNAVAILABLE TO DISCHARGE LEGAL OBLIGATIONS. Any other provisions of this instrument to the contrary notwithstanding, income or principal of a trust established hereunder shall not be used to discharge in whole or in part any person's legal obligations, from time to time existing, including but not by way of limitation, any person's obligation to support any of the beneficiaries of the trust. When determining the legal obligation of any person to support any of the beneficiaries of the trust, the existence of the trust and funds made available by it shall not be taken into consideration.

      5.6 PAYMENTS TO DISABLED BENEFICIARIES. The trustees, in the trustees' discretion, may make payments to a minor or other beneficiary under disability by making payments to the guardian of his or her person or to any suitable person with whom he or she resides, or the trustees may apply payments directly for the beneficiary's benefit. However, the trustees may not make payments to the parent of a minor beneficiary for the minor's account, unless the parent shall first agree with the trustees in writing that he or she will not use the payments to discharge his or her legal obligation to support the minor under the laws of the state of his or her domicile. The trustees, in the trustees' discretion, may make payments directly to a minor if, in the trustees' judgment, the minor is of sufficient age and maturity to spend the money properly.

      5.7 SEGREGATION OF TRUSTS. There need be no physical segregation or division of the various trusts established hereunder, except as segregation or division may be required by the termination of any of the trusts but the trustee shall keep separate accounts for the different undivided interests.

SECTION 6:  PROVISIONS RELATING TO TRUSTEE.

      6.1 APPOINTMENT OF SUCCESSOR TRUSTEE.  If for any reason either of
DENNIS J. CARLO or JEAN M. CARLO shall cease to act as trustee, the other shall act as sole trustee. If both of them cease to act as trustees, RICHARD MARCHESE and CALIFORNIA FIRST BANK shall act as co-trustees. If RICHARD MARCHESE fails to act as co-trustee, VICTORIA M. O'NEILL shall act as co-trustee in his place.

      6.2 REPLACEMENT OF TRUSTEES. If neither DENNIS J. CARLO nor JEAN M. CARLO is acting as trustee, DAVID C. CARLO, upon attaining age twenty-one (21) shall have the right to change the trustees, by giving thirty (30) days' written notice to the trustees. However, unless either of DENNIS J. CARLO or JEAN M. CARLO is acting as trustee, there shall always be two co-trustees, one of which shall be a corporate trustee licensed to do business at the situs of the trust. Any successor trustees shall succeed as trustees with like effect as though originally named as such herein. All authority and powers conferred upon the original trustees hereunder shall pass to any successor trustee.

      6.3 RELEASE OF LIABILITY. Any successor trustee shall not be responsible for any acts or omissions of any preceding trustee in connection with or relating to any acts or transactions regarding the trust estate and shall not be responsible for any assets not registered in the trust name.

      6.4 TRUSTEES' COMPENSATION. The trustees hereunder shall be entitled to reasonable compensation for services as such, and to reimbursement for any expenses incurred in the performance of duties as such.

      6.5 BOND. No bond shall be required of any individual trustee named in this instrument. Bond for any other individual nominated as trustee under
Section 6.1 shall be required in the amount, if any, directed by the person or persons making such nomination.

      6.6 RIGHT TO RESIGN. Any trustee shall have the right to resign this trusteeship at any time. Upon such resignation, to the extent that a successor is not appointed hereunder, a successor shall be appointed by a Court of competent jurisdiction upon petition of either the resigning trustee or any person interested in these trusts.

SECTION 7:  REVOCATION.

      7.1 IRREVOCABILITY. This Agreement is irrevocable and may not be altered or amended in any respect, and may not be terminated except through distributions permitted by this instrument.

      7.2 RELINQUISHMENT OF RIGHTS. All of the terms of the trust notwithstanding, the trustors expressly relinquish any and all interest, including any reversionary interest, the trustors may have in this trust or the property subject hereto, whether said interest is expressed by the terms of this trust or arises by operation of law.

SECTION 8:  MISCELLANEOUS.

      8.1 AGREEMENT BINDING. This Agreement is binding on the heirs, executors and administrators of the trustors and upon the trustees and the beneficiaries of this trust.

      8.2 FAILURE OF PROVISION. If any provision of this instrument is unenforceable, the remaining provisions shall nevertheless be carried into effect.

      8.3 CALIFORNIA LAW APPLICABLE. The Agreement will be administered in the State of California and its validity and construction shall be controlled by the laws of the State of California.

      8.4 "ISSUE" AND "CHILD." As used in this Trust Agreement, the term "issue" shall refer to lineal descendants of all degrees and the class terms "child," "children" and "issue" shall include persons adopted into the class and shall include persons adopted out of the class.

      8.5 "TRUSTEE." As used in this Trust Agreement, the term trustee shall also refer to co-trustees.

      8.6 SIGNIFICANCE OF HEADINGS. Titles and headings contained herein are used for ease of reference only and shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of the provisions herein.

     The trustors and trustees have executed this Trust Agreement on the day and year first above written.



                                             /s/ DENNIS J. CARLO
                                             -----------------------------------
                                                    DENNIS J. CARLO
                                                  Trustor and Trustee



                                             /s/ JEAN M. CARLO
                                             -----------------------------------
                                                      JEAN M. CARLO
                                                   Trustor and Trustee

STATE OF CALIFORNIA      )
                         )    ss.
COUNTY OF SAN DIEGO      )



     On this the 27th day of May, 1988, before me, Valerie G. Stevens, the undersigned Notary Public, personally appeared DENNIS J. CARLO and JEAN M. CARLO,

     /X/  personally known to me

     / /  proved to me on the basis of satisfactory evidence

to be the persons whose names are subscribed to the within instrument, and acknowledged that they executed it.



                                             /s/ VALERIE G. STEVENS
                                             -----------------------------------
                                               Notary's Signature


(SEAL)

                                 TRUST AGREEMENT

                              DAVID C. CARLO TRUST

                                  May 25, 1988



                                   SCHEDULE A



     50,000 shares, The Immune Response Corporation, common stock.

                                 TRUST AGREEMENT


                               DEBORAH CARLO TRUST


     This Trust Agreement is entered into as of May 24, 1988, by DENNIS J. CARLO and JEAN M. CARLO as trustors and as trustees.

     ThiS trust is established for the benefit of the daughter of DENNIS J. CARLO, DEBORAH CARLO, and may be referred to as The Deborah Carlo Trust. The trustors have transferred and delivered to the trustees, without any consideration on the trustees' part, the property described in the attached Schedule A. Said property, together with any other property that may later become subject to this trust, shall constitute the trust estate, and shall be held, administered and distributed as hereinafter provided.

SECTION 1:  ADDITION OF PROPERTY.

     In their discretion, the trustees may accept additions to the trust from the trustors, or either of them, the estate of either trustor, or any other donor. Such additions shall be irrevocable.

SECTION 2:  POWER TO WITHDRAW.

     2.1 NOTICE OF TRANSFERS AND THE BENEFICIARY'S RIGHT TO WITHDRAW ASSETS. Within five (5) days of receipt of any property transferred into the trust (including the initial funding), the trustees shall notify DEBORAH CARLO, if she is then living, otherwise each beneficiary then entitled to receive distributions of income either directly or in the discretion of the trustees (collectively, the "Beneficiary") of the value of the property received; during any period that the Beneficiary lacks legal capacity, the trustees shall instead notify the Beneficiary's guardian (or natural parent of a minor beneficiary for whom no guardian has been appointed). As to each transfer into the trust, the person so notified by the trustee may, at any time within the "withdrawal period" (Section 2.2 below), demand in writing the distribution of trust assets equal to the "withdrawal value" (paragraph 2.3 below).

     2.2 WITHDRAWAL PERIOD. Written demand hereunder may be made at any time within thirty (30) days of the date of notification (Section 2.l) of any transfer into the trust (including the initial funding) but in any event not later than December 31 of the year in which the transfer is made.

     2.3 WITHDRAWAL VALUE. Subject to Section 2.6, as to each transfer, the value of trust assets subject to withdrawal by the person notified hereunder shall be the lesser of:

          (a) An amount equal to the annual exclusion allowed under Internal Revenue Code Section 2503 as it exists on the date the notice required by Section 2.1 is given; or

          (b) An amount equal to the fair market value (at the time of transfer) of the property transferred.

     2.4 TRUSTEES' DUTY TO DISTRIBUTE ASSETS ON DEMAND. Upon receipt of such written demand, the trustees shall, as soon as practical, distribute to the person making the demand all amounts so demanded (subject to all the provisions of this Section 2), provided that the trustee shall make all such distributions no later than December 31 of the year in which the property is transferred into trust. Distributions may be in cash or in kind. Any property so distributed to a Beneficiary's guardian shall be held by such guardian for the Beneficiary's benefit and use.

     2.5 ASSETS SUBJECT TO WITHDRAWAL. Any asset of the trust estate may be used to satisfy a demand for withdrawal hereunder.

     2.6  RESTRICTIONS AND LIMITATIONS ON WITHDRAWAL RIGHT.

     2.6.1 The right of withdrawal granted hereunder is noncumulative and, to the extent that the withdrawal power granted hereunder has not been exercised by the end of the thirty (30) day period (or the end of the calendar year if sooner) as provided above, it shall lapse.

     2.6.2 Notwithstanding the number or value of transfers made by any one transferror in any calendar year, the cumulative withdrawals of a Beneficiary (or guardian) in said calendar year with respect to transfers made by that transferror shall not exceed the amount allowed as an annual exclusion under Internal Revenue Code Section 2503.

SECTION 3:  DISTRIBUTION OF INCOME AND PRINCIPAL.

     The trustees shall hold, manage, invest and reinvest the principal of the trust and shall collect and receive the current income therefrom, and, after deducting all necessary expenses, costs and taxes incident to the administration of the trust which are a charge against income, shall distribute the income and principal as follows:

     3.1 DISCRETIONARY INCOME AND PRINCIPAL DURING MINORITY. While DEBORAH CARLO is under the age of twenty-one (21), the trustees shall pay to her or apply for her benefit as much of the net income and principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any other income of DEBORAH CARLO known to the trustees and reasonably available for these purposes. Any income not so distributed shall be accumulated and added to principal.

     3.2 MANDATORY INCOME AND DISCRETIONARY PAYMENT OF PRINCIPAL. When DEBORAH CARLO attains the age of twenty-one (21), the trustees shall thereafter pay to or apply for her benefit, quarter-annually or more frequently, the entire net income of the trust. If the trustees deem the income to be insufficient, the trustees may also pay to her or apply for her benefit as much of the principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any income or other resources of DEBORAH CARLO, outside the trust, known to the trustees and reasonably available for these purposes.

     3.3 POWER TO WITHDRAW. At any time after attaining age twenty-five (25), DEBORAH CARLO may, by written instrument filed with the trustees, require the trustees to distribute to her not to exceed one-half (1/2) of the trust as constituted at the time of withdrawal.

     3.4  DISTRIBUTION OF TRUST ESTATE.  When DEBORAH CARLO attains age thirty
(30), the trustees shall distribute to her the entire undistributed balance of the trust (including both principal and accrued and undistributed income).

     3.5 DEATH PRIOR TO DISTRIBUTION. Upon the death of DEBORAH CARLO any share then held for her benefit (including both principal and accrued and undistributed income) shall be distributed to such one or more persons or entities including DEBORAH CARLO, her creditors, her estate or creditors of her estate, either outright or in trust, as she shall appoint by the last dated instrument delivered to the trustees including a will (whether or not admitted to probate) specifically referring to and exercising this power of appointment. If or to the extent that DEBORAH CARLO shall have failed to exercise this power of appointment, or an attempted exercise of this power shall have been invalid or ineffective for any reason, or DEBORAH CARLO shall have released or renounced this power, the property subject to it shall be distributed to DEBORAH CARLO's then living issue, upon the principle of representation (subject, however, to the provisions of Section 3.6 below), or if there is none then living, said property shall be distributed in equal parts to GRETCHEN CARLO and ANGELA CARLO (daughters of DENNIS J. CARLO), and if either of them is not then living, her share shall be distributed to her then living issue, upon the principle of representation (subject to Section 3.6 below). Notwithstanding the foregoing, however, if a share is distributable to a beneficiary for whom a trust created by the trustors is then being maintained under this instrument or another similar instrument, such share shall be added to that trust to be held, administered and distributed as a part thereof.

     3.6 TRUST FOR BENEFICIARY UNDER AGE 21. Notwithstanding any provision hereof to the contrary, any share of the trust estate distributable to a beneficiary (other than DEBORAH CARLO) under age twenty-one (21) under the foregoing provisions shall be held and administered for his or her benefit while he or she is under age twenty-one (21) and the trustees shall apply so much of the net income and principal thereof as the trustees, in the trustees' discretion, deem necessary for such beneficiary's reasonable health, maintenance, support and education, and the trustees shall accumulate for the benefit of such beneficiary any income not so applied or paid. When such beneficiary attains age twenty-one (21), any of such part then held for such beneficiary shall be distributed to him or her, and in case of his or her death prior thereto, shall be distributed to his or her estate.

     3.7 ULTIMATE DISTRIBUTION. Any of the trust estate not disposed of under the foregoing provisions shall be distributed in two equal shares, one share to the heirs at law of DENNIS J. CARLO and one share to the heirs at law of JEAN M. CARLO. The identity and respective shares of such heirs shall be determined in all respects as though the trustors' deaths had occurred immediately following the happening of the event requiring such distribution, and according to the laws of California then in force relating to the succession of separate property not acquired from a predeceased spouse.

SECTION 4:  TRUSTEES' POWERS.

     To carry out the purposes of the trust and subject to any limitations stated elsewhere herein, the trustees are vested with the following powers, in addition to those now or hereafter conferred by law, affecting the trust and trust estate:

     4.1 RETAIN ASSETS. To continue to hold any property, as long as the trustees deem advisable.

     4.2 MANAGE GENERALLY. To acquire, manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve and repair trust property.

     4.3 LEASE. To lease trust property for terms within or beyond the term of the trust and for any purpose.

     4.4 BORROW. To borrow money and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise; to borrow money on behalf of one trust from any other trust created hereunder.

     4.5 OBTAIN INSURANCE. To carry, at the expense of the trust, insurance of such kinds and in such amounts as the trustees deem advisable to protect the trust estate and the trustees against any hazard.

     4.6 LITIGATE. To commence or defend such litigation with respect to the trust or any property of the trust estate as the trustees deem advisable, at the expense of the trust.

     4.7 COMPROMISE. To compromise or otherwise adjust any claims or litigation against or in favor of the trust.

     4.8 PERMISSIBLE INVESTMENTS. To invest and reinvest the trust estate in every kind of property, real, personal, or mixed and every kind of investment, specifically including, but not by way of limitation, corporation obligations of every kind, stocks, preferred or common, shares of investment trusts, ivestment companies, common trust funds, mutual funds, and mortgage participations, which men of prudence, discretion and intelligence acquire for their own account. The trustees shall maintain sufficient liquidity to permit making the distributions contemplated by Section 3, when and as required.

     4.9 MARGIN ACCOUNTS. To buy, sell or trade in securities of any nature (including short sales) on margin and for such purposes maintain and operate margin accounts with brokers and pledge any securities held or purchased by the trustees with such brokers as security for loans and advances made to the trustees.

     4.10 POWERS RE SECURITIES. With respect to securities held in the trust, to have all the rights, powers and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales and leases, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

     4.11 EMPLOY AGENTS AND OTHERS. To appoint, employ and pay such agents and employees as the trustees deem necessary or advisable, including (without limiting the generality of the foregoing) accountants, attorneys, investment counselors, banks to act as custodians for custodial accounts and other custodians of the trust property.

     4.12 HOLDING PROPERTY IN OTHERS' NAMES. To hold securities or other property in the trustees' own names or in the name of a nominee of the trustees, or in the name of a qualified depository without disclosing any fiduciary relationship.

     4.13 DISCRETION RE PRINCIPAL AND INCOME. Except as otherwise specifically provided herein, the trustees shall have the power, exercisable in the trustees' discretion, to determine what is principal or income of the trust estate and to apportion and allocate receipts and expenses and other charges between these accounts. Insofar as the trustees shall exercise this discretion, and except as otherwise provided in this instrument, matters relating to principal and income shall be governed by the provisions of the California Principal and Income Law from time to time existing.

     4.14 ADDITIONAL POWERS OF TRUSTEES. The enumeration of certain powers of the trustees shall not limit the trustees' general or implied powers, and the trustees, subject always to the discharge of their fiduciary obligations, are vested with and shall have all the rights, powers and privileges which an absolute owner of the same property would have; provided, however, that no provision contained herein may be construed to give the trustors any of the following powers:

     4.14.1 To purchase, exchange or otherwise deal with or dispose of corpus or income of the trusts established hereunder for less than adequate consideration in money or money's worth.

     4.14.2 To borrow the corpus or income of the trusts, directly or indirectly, without adequate interest or security.

SECTION 5:  GENERAL PROVISIONS.

     The following provisions shall govern each trust created hereunder:

     5.1 SPENDTHRIFT PROVISION. The interests of beneficiaries in principal or income shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.


     5.2 DEFINITION OF EDUCATION. Whenever provision is made in this trust for payment for the "education" of a beneficiary, the term "education" shall be construed to include all levels of public, semi-private or private schools including, but not limited to, nursery, pre-school, primary, and secondary schools; college and post-graduate study; vocational school; music and art schools, lessons and programs; religious school; computer or related training; and both formal and informal cultural enrichment and travel programs and activities so long as in the sole judgment of the trustees such study, program or activity is pursued to advantage by the beneficiary, and at the beneficiary's choice. In determining payments to be made for such education, the trustees shall take into consideration the beneficiary's related travel and living expenses, and such other expenses as the trustee, in the trustees' sole discretion, determine are reasonable, including but not limited to, the cost of clothing, musical instruments, educational tools, medical needs, etc.

     5.3 PERPETUITIES SAVINGS CLAUSE. Unless sooner terminated in accordance with other provisions, this trust, or any trust created hereunder, shall terminate twenty-one (21) years after the death of DEBORAH CARLO. All principal and undistributed income of any trust so terminated shall be distributed to the then income beneficiaries of that trust in the proportions in which they are, at the time of termination, entitled to receive the income; provided, however, that if the rights to income are not then fixed by the terms of the trust, distribution under this clause shall be made in equal shares to those beneficiaries who are then entitled or authorized to receive income payments.

     5.4 NOTICE OF RIGHT TO PAYMENT. Until the trustees shall receive from some person interested in this trust written notice of any birth, marriage, death, or other event upon which the right to payments from this trust may depend, the trustees shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith.

     5.5 TRUST DISTRIBUTIONS UNAVAILABLE TO DISCHARGE LEGAL OBLIGATIONS. Any other provisions of this instrument to the contrary notwithstanding, income or principal of a trust established hereunder shall not be used to discharge in whole or in part any person's legal obligations, from time to time existing, including but not by way of limitation, any person's obligation to support any of the beneficiaries of the trust. When determining the legal obligation of any person to support any of the beneficiaries of the trust, the existence of the trust and funds made available by it shall not be taken into consideration.

     5.6 PAYMENTS TO DISABLED BENEFICIARIES. The trustees, in the trustees' discretion, may make payments to a minor or other beneficiary under disability by making payments to the guardian of his or her person or to any suitable person with whom he or she resides, or the trustees may apply payments directly for the beneficiary's benefit. However, the trustees may not make payments to the parent of a minor beneficiary for the minor's account, unless the parent shall first agree with the trustees in writing that he or she will not use the payments to discharge his or her legal obligation to support the minor under the laws of the state of his or her domicile. The trustees, in the trustees' discretion, may make payments directly to a minor if, in the trustees' judgment, the minor is of sufficient age and maturity to spend the money properly.

     5.7 SEGREGATION OF TRUSTS. There need be no physical segregation or division of the various trusts established hereunder, except as segregation or division may be required by the termination of any of the trusts but the trustee shall keep separate accounts for the different undivided interests.

SECTION 6:  PROVISIONS RELATING TO TRUSTEE.

     6.1  APPOINTMENT OF SUCCESSOR TRUSTEE.  If for any reason either of
DENNIS J. CARLO or JEAN M. CARLO shall cease to act as trustee, the other shall act as sole trustee. If both of them cease to act as trustees, KAREN CAPPER shall act as trustee.

     6.2 REPLACEMENT OF TRUSTEES. If neither DENNIS J. CARLO nor JEAN M. CARLO is acting as trustee, DEBORAH CARLO, upon attaining age twenty-one (21) shall have the right to change the trustee, by giving thirty (30) days' written notice to the trustee. Any successor trustee or trustees shall succeed as trustees with like effect as though originally named as such herein. All authority and powers conferred upon the original trustees hereunder shall pass to any successor trustee.

     6.3 RELEASE OF LIABILITY. Any successor trustee shall not be responsible for any acts or omissions of any preceding trustee in connection with or relating to any acts or transactions regarding the trust estate and shall not be responsible for any assets not registered in the trust name.

     6.4 TRUSTEES' COMPENSATION. The trustees hereunder shall be entitled to reasonable compensation for services as such, and to reimbursement for any expenses incurred in the performance of duties as such.

     6.5 BOND. No bond shall be required of any individual trustee named in this instrument. Bond for any other individual nominated as trustee under
Section 6.1 shall be required in the amount, if any, directed by the person or persons making such nomination.

     6.6 RIGHT TO RESIGN. Any trustee shall have the right to resign this trusteeship at any time. Upon such resignation, to the extent that a successor is not appointed hereunder, a successor shall be appointed by a Court of competent jurisdiction upon petition of either the resigning trustee or any person interested in these trusts.

SECTION 7:  REVOCATION.

     7.1 IRREVOCABILITY. This Agreement is irrevocable and may not be altered or amended in any respect, and may not be terminated except through distributions permitted by this instrument.

     7.2 RELINQUISHMENT OF RIGHTS. All of the terms of the trust notwithstanding, the trustors expressly relinquish any and all interest, including any reversionary interest, the trustors may have in this trust or the property subject hereto, whether said interest is expressed by the terms of this trust or arises by operation of law.

SECTION 8:  MISCELLANEOUS.

     8.1 AGREEMENT BINDING. This Agreement is binding on the heirs, executors and administrators of the trustors and upon the trustees and the beneficiaries of this trust.

     8.2 FAILURE OF PROVISION. If any provision of this instrument is unenforceable, the remaining provisions shall nevertheless be carried into effect.

     8.3 CALIFORNIA LAW APPLICABLE. The Agreement will be administered in the State of California and its validity and construction shall be controlled by the laws of the State of California.

     8.4 "ISSUE" AND "CHILD." As used in this Trust Agreement, the term "issue" shall refer to lineal descendants of all degrees and the class terms "child," "children," and "issue" shall include persons adopted into the class and shall include persons adopted out of the class.

     8.5 "TRUSTEE." As used in this Trust Agreement, the term trustee shall also refer to co-trustees.

     8.6 SIGNIFICANCE OF HEADINGS. Titles and headings contained herein are used for ease of reference only and shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of the provisions herein.

     The trustors and trustees have executed this Trust Agreement on the day and year first above written.



                                             /s/ DENNIS J. CARLO
                                             -----------------------------------
                                             DENNIS J. CARLO
                                                  Trustor and Trustee



                                             /s/ JEAN M. CARLO
                                             -----------------------------------
                                             JEAN M. CARLO
                                                  Trustor and Trustee

STATE OF CALIFORNIA   )
                      )  ss.
COUNTY OF SAN DIEGO   )


     On this the 27th day of May, 1988, before me, Valerie G. Stevens, the undersigned Notary Public, personally appeared DENNIS J. CARLO and JEAN M. CARLO,

               /X/  personally known to me

               / /  proved to me on the basis of satisfactory evidence

to be the persons whose names are subscribed to the within instrument, and acknowledged that they executed it.



                                             /s/ VALERIE G. STEVENS
                                             -----------------------------------
                                             Notary's Signature



(S E A L)

                                 TRUST AGREEMENT

                               DEBORAH CARLO TRUST

                                  MAY 24, 1988



                                   SCHEDULE A



         50,000 shares, The Immune Response Corporation, common stock.

                                 TRUST AGREEMENT

                               ERIC J. CARLO TRUST

     This Trust Agreement is entered into as of May 26, 1988, by DENNIS J. CARLO and JEAN M. CARLO as trustors and as trustees.

     This trust is established for the benefit of the trustors' son, ERIC J. CARLO, and may be referred to as The Eric J. Carlo Trust. The trustors have transferred and delivered to the trustees, without any consideration on the trustees' part, the property described in the attached Schedule A. Said property, together with any other property that may later become subject to this trust, shall constitute the trust estate, and shall be held, administered and distributed as hereinafter provided.

SECTION 1:  ADDITION OF PROPERTY.

     In their discretion, the trustees may accept additions to the trust from the trustors, or either of them, the estate of either trustor, or any other donor. Such additions shall be irrevocable.

SECTION 2:  POWER TO WITHDRAW.

      2.1 NOTICE OF TRANSFERS AND THE BENEFICIARY'S RIGHT TO WITHDRAW ASSETS. Within five (5) days of receipt of any property transferred into the trust (including the initial funding), the trustees shall notify ERIC J. CARLO, if he is then living, otherwise each beneficiary then entitled to receive distributions of income either directly or in the discretion of the trustees (collectively, the "Beneficiary") of the value of the property received; during any period that the Beneficiary lacks legal capacity, the trustees shall instead notify the Beneficiary's guardian (or natural parent of a minor beneficiary for whom no guardian has been appointed). As to each transfer into the trust, the person so notified by the trustee may, at any time within the "withdrawal period" (Section 2.2 below), demand in writing the distribution of trust assets equal to the "withdrawal value" (paragraph 2.3 below).

      2.2 WITHDRAWAL PERIOD. Written demand hereunder may be made at any time within thirty (30) days of the date of notification (Section 2.1) of any transfer into the trust (including the initial funding) but in any event not later than December 31 of the year in which the transfer is made.

      2.3 WITHDRAWAL VALUE. Subject to Section 2.6, as to each transfer, the value of trust assets subject to withdrawal by the person notified hereunder shall be the lesser of:

     (a) An amount equal to the annual exclusion allowed under Internal Revenue Code Section 2503 as it exists on the date the notice required by Section 2.1 is given; or

     (b) An amount equal to the fair market value (at the time of transfer) of the property transferred.

      2.4 TRUSTEES' DUTY TO DISTRIBUTE ASSETS ON DEMAND. Upon receipt of such written demand, the trustees shall, as soon as practical, distribute to the person making the demand all amounts so demanded (subject to all the provisions of this Section 2), provided that the trustee shall make all such distributions no later than December 31 of the year in which the property is transferred into trust. Distributions may be in cash or in kind. Any property so distributed to a Beneficiary's guardian shall be held by such guardian for the Beneficiary's benefit and use.

      2.5 ASSETS SUBJECT TO WITHDRAWAL. Any asset of the trust estate may be used to satisfy a demand for withdrawal hereunder.

      2.6 RESTRICTIONS AND LIMITATIONS ON WITHDRAWAL RIGHT.

      2.6.1 The right of withdrawal granted hereunder is noncumulative and, to the extent that the withdrawal power granted hereunder has not been exercised by the end of the thirty (30) day period (or the end of the calendar year if sooner) as provided above, it shall lapse.

      2.6.2 Notwithstanding the number or value of transfers made by any one transferror in any calendar year, the cumulative withdrawals of a Beneficiary (or guardian) in said calendar year with respect to transfers made by that transferror shall not exceed the amount allowed as an annual exclusion under Internal Revenue Code Section 2503.

SECTION 3:  DISTRIBUTION OF INCOME AND PRINCIPAL.

     The trustees shall hold, manage, invest and reinvest the principal of the trust and shall collect and receive the current income therefrom, and, after deducting all necessary expenses, costs and taxes incident to the administration of the trust which are a charge against income, shall distribute the income and principal as follows:

      3.1 DISCRETIONARY INCOME AND PRINCIPAL DURING MINORITY. While ERIC J. CARLO is under the age of twenty-one (21), the trustees shall pay to him or apply for his benefit as much of the net income and principal of the trust as the trustees in the trustees' discretion deem necessary for his proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any other income of ERIC J. CARLO known to the trustees and reasonably available for these purposes. Any income not so distributed shall be accumulated and added to principal.

      3.2 MANDATORY INCOME AND DISCRETIONARY PAYMENT OF PRINCIPAL. When ERIC J. CARLO attains the age of twenty-one

(21), the trustees shall thereafter pay to or apply for his benefit, quarter-annually or more frequently, the entire net income of the trust. If the trustees deem the income to be insufficient, the trustees may also pay to him or apply for his benefit as much of the principal of the trust as the trustees in the trustees' discretion deem necessary for his proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any income or other resources of ERIC J. CARLO, outside the trust, known to the trustees and reasonably available for these purposes.

      3.3 POWER TO WITHDRAW. At any time after attaining age twenty-five (25), ERIC J. CARLO may, by written instrument filed with the trustees, require the trustees to distribute to him not to exceed one-half (1/2) of the trust as constituted at the time of withdrawal.

      3.4 DISTRIBUTION OF TRUST ESTATE.  When ERIC J. CARLO attains age thirty
(30), the trustees shall distribute to him the entire undistributed balance of the trust (including both principal and accrued and undistributed income).

      3.5 DEATH PRIOR TO DISTRIBUTION. Upon the death of ERIC J. CARLO any share then held for his benefit (including both principal and accrued and undistributed income) shall be distributed to such one or more persons or entities including ERIC J. CARLO, his creditors, his estate or creditors of his estate, either outright or in trust, as he shall appoint by the last dated instrument delivered to the trustees including a will (whether or not admitted to probate) specifically referring to and exercising this power of appointment. If or to the extent that ERIC J. CARLO shall have failed to exercise this power of appointment, or an attempted exercise of this power shall have been invalid or ineffective for any reason, or ERIC J. CARLO shall have released or renounced this power, the property subject to it shall be distributed to ERIC J. CARLO's then living issue, upon the principle of representation (subject, however, to the provisions of Section 3.6 below), or if there is none then living, said property shall be distributed to the trustor's son, DAVID C. CARLO, if he is then living, otherwise to his then living issue, upon the principle of representation (subject to Section 3.6 below). Notwithstanding the foregoing, however, if a share is distributable to a beneficiary for whom a trust created by the trustors is then being maintained under this instrument or another similar instrument, such share shall be added to that trust to be held, administered and distributed as a part thereof.

      3.6 TRUST FOR BENEFICIARY UNDER AGE 21. Notwithstanding any provision hereof to the contrary, any share of the trust estate distributable to a beneficiary (other than ERIC J. CARLO) under age twenty-one (21) under the foregoing provisions shall be held and administered for his or her benefit while he or she is under age twenty-one (21) and the trustees shall apply so much of the net income and principal thereof as the trustees, in the trustees' discretion, deem necessary for such beneficiary's reasonable health, maintenance, support and education, and the trustees shall accumulate for the benefit of such beneficiary any income not so applied or paid. When such beneficiary attains age twenty-one
(21), any of such part then held for such beneficiary shall be distributed to him or her, and in case of his or her death prior thereto, shall be distributed to his or her estate.

      3.7 ULTIMATE DISTRIBUTION. Any of the trust estate not disposed of under the foregoing provisions shall be distributed in two equal shares, one share to the heirs at law of DENNIS J. CARLO and one share to the heirs at law of JEAN M. CARLO. The identity and respective shares of such heirs shall be determined in all respects as though the trustors' deaths had occurred immediately following the happening of the event requiring such distribution, and according to the laws of California then in force relating to the succession of separate property not acquired from a predeceased spouse.

SECTION 4:  TRUSTEES' POWERS.

     To carry out the purposes of the trust and subject to any limitations stated elsewhere herein, the trustees are vested with the following powers, in addition to these now or hereafter conferred by law, affecting the trust and trust estate:

      4.1 RETAIN ASSETS. To continue to hold any property, as long as the trustees deem advisable.

      4.2 MANAGE GENERALLY. To acquire, manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve and repair trust property.

      4.3 LEASE. To lease trust property for terms within or beyond the term of the trust and for any purpose.

      4.4 BORROW. To borrow money and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise; to borrow money on behalf of one trust from any other trust created hereunder.

      4.5 OBTAIN INSURANCE. To carry, at the expense of the trust, insurance of such kinds and in such amounts as the trustees deem advisable to protect the trust estate and the trustees against any hazard.

      4.6 LITIGATE. To commence or defend such litigation with respect to the trust or any property of the trust estate as the trustees deem advisable, at the expense of the trust.

      4.7 COMPROMISE. To compromise or otherwise adjust any claims or litigation against or in favor of the trust.

      4.8 PERMISSIBLE INVESTMENTS. To invest and reinvest the trust estate in every kind of property, real, personal, or mixed and every kind of investment, specifically including, but not by way of limitation, corporation obligations of every kind, stocks, preferred or common, shares of investment trusts, investment companies, common trust funds, mutual funds, and mortgage participations, which men of prudence, discretion and intelligence acquire for their own account. The trustees shall maintain sufficient liquidity to permit making the distributions contemplated by Section 3, when and as required.

      4.9 MARGIN ACCOUNTS. To buy, sell or trade in securities of any nature (including short sales) on margin and for such purposes maintain and operate margin accounts with brokers and pledge any securities held or purchased by the trustees with such brokers as security for loans and advances made to the trustees.

      4.10 POWERS RE SECURITIES. With respect to securities held in the trust, to have all the rights, powers and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales and leases, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

      4.11 EMPLOY AGENTS AND OTHERS. To appoint, employ and pay such agents and employees as the trustees deem necessary or advisable, including (without limiting the generality of the foregoing) accountants, attorneys, investment counselors, banks to act as custodians for custodial accounts and other custodians of the trust property.

      4.12 HOLDING PROPERTY IN OTHERS' NAMES. To hold securities or other property in the trustees' own names or in the name of a nominee of the trustees, or in the name of a qualified depository without disclosing any fiduciary relationship.

      4.13 DISCRETION RE PRINCIPAL AND INCOME. Except as otherwise specifically provided herein, the trustees shall have the power, exercisable in the trustees' discretion, to determine what is principal or income of the trust estate and to apportion and allocate receipts and expenses and other charges between these accounts. Insofar as the trustees shall exercise this discretion, and except as otherwise provided in this instrument, matters relating to principal and income shall be governed by the provisions of the California Principal and Income Law from time to time existing.

      4.14 ADDITIONAL POWERS OF TRUSTEES. The enumeration of certain powers of the trustees shall not limit the trustees' general or implied powers, and the trustees, subject always to the discharge of their fiduciary obligations, are vested with and shall have all the rights, powers and privileges which an absolute owner of the same property would have; provided, however, that no provision contained herein may be construed to give the trustors any of the following powers:

      4.14.1 To purchase, exchange or otherwise deal with or dispose of corpus or income of the trusts established hereunder for less than adequate consideration in money or money's worth.

      4.14.2 To borrow the corpus or income of the trusts, directly or indirectly, without adequate interest or security.

SECTION 5:  GENERAL PROVISIONS.

     The following provisions shall govern each trust created hereunder:

      5.1 SPENDTHRIFT PROVISION. The interests of beneficiaries in principal or income shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.

      5.2 DEFINITION OF EDUCATION. Whenever provision is made in this trust for payment for the "education" of a beneficiary, the term "education" shall be construed to include all levels of public, semi-private or private schools including, but not limited to, nursery, pre-school, primary, and secondary schools; college and post-graduate study; vocational school; music and art schools, lessons and programs; religious school; computer or related training; and both formal and informal cultural enrichment and travel programs and activities so long as in the sole judgment of the trustees such study, program or activity is pursued to advantage by the beneficiary, and at the beneficiary's choice. In determining payments to be made for such education, the trustees shall take into consideration the beneficiary's related travel and living expenses, and such other expenses as the trustees, in the trustees' sole discretion, determine are reasonable, including but not limited to, the cost of clothing, musical instruments, educational tools, medical needs, etc.

      5.3 PERPETUITIES SAVINGS CLAUSE. Unless sooner terminated in accordance with other provisions, this trust, or any trust created hereunder, shall terminate twenty-one (21) years after the death of ERIC J. CARLO. All principal and undistributed income of any trust so terminated shall be distributed to the then income beneficiaries of that trust in the proportions in which they are, at the time of termination, entitled to receive the income; provided, however, that if the rights to income are not then fixed by the terms of the trust, distribution under this clause shall be made in equal shares to those beneficiaries who are then entitled or authorized to receive income payments.

      5.4 NOTICE OF RIGHT TO PAYMENT. Until the trustees shall receive from some person interested in this trust written notice of any birth, marriage, death, or other event upon which the right to payments from this trust may depend, the trustees shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith.

      5.5 TRUST DISTRIBUTIONS UNAVAILABLE TO DISCHARGE LEGAL OBLIGATIONS. Any other provisions of this instrument to the contrary notwithstanding, income or principal of a trust established hereunder shall not be used to discharge in whole or in part any person's legal obligations, from time to time existing, including but not by way of limitation, any person's obligation to support any of the beneficiaries of the trust. When determining the legal obligation of any person to support any of the beneficiaries of the trust, the existence of the trust and funds made available by it shall not be taken into consideration.

      5.6 PAYMENTS TO DISABLED BENEFICIARIES. The trustees, in the trustees' discretion, may make payments to a minor or other beneficiary under disability by making payments to the guardian of his or her person or to any suitable person with whom he or she resides, or the trustees may apply payments directly for the beneficiary's benefit. However, the trustees may not make payments to the parent of a minor beneficiary for the minor's account, unless the parent shall first agree with the trustees in writing that he or she will not use the payments to discharge his or her legal obligation to support the minor under the laws of the state of his or her domicile. The trustees, in the trustees' discretion, may make payments directly to a minor if, in the trustees' judgment, the minor is of sufficient age and maturity to spend the money properly.

      5.7 SEGREGATION OF TRUSTS. There need be no physical segregation or division of the various trusts established hereunder, except as segregation or division may be required by the termination of any of the trusts but the trustee shall keep separate accounts for the different undivided interests.

SECTION 6:  PROVISIONS RELATING TO TRUSTEE.

      6.1 APPOINTMENT OF SUCCESSOR TRUSTEE.  If for any reason either of
DENNIS J. CARLO or JEAN M. CARLO shall cease to act as trustee, the other shall act as sole trustee. If both of them cease to act as trustees, RICHARD MARCHESE and CALIFORNIA FIRST BANK shall act as co-trustees. If RICHARD MARCHESE fails to act as co-trustee, VICTORIA M. O'NEILL shall act as co-trustee in his place.

      6.2 REPLACEMENT OF TRUSTEES. If neither DENNIS J. CARLO nor JEAN M. CARLO is acting as trustee, ERIC J. CARLO, upon attaining age twenty-one (21) shall have the right to change the trustees, by giving thirty (30) days' written notice to the trustees. However, unless either of DENNIS J. CARLO or JEAN M. CARLO is acting as trustee, there shall always be two co-trustees, one of which shall be a corporate trustee licensed to do business at the situs of the trust. Any successor trustees shall succeed as trustees with like effect as though originally named as such herein. All authority and powers conferred upon the original trustees hereunder shall pass to any successor trustee.

      6.3 RELEASE OF LIABILITY. Any successor trustee shall not be responsible for any acts or omissions of any preceding trustee in connection with or relating to any costs or transactions regarding the trust estate and shall not be responsible for any assets not registered in the trust name.

      6.4 TRUSTEES' COMPENSATION. The trustees hereunder shall be entitled to reasonable compensation for services as such, and to reimbursement for any expenses incurred in the performance of duties as such.

      6.5 BOND. No bond shall be required of any individual trustee named in this instrument. Bond for any other individual nominated as trustee under
Section 6.1 shall be required in the amount, if any, directed by the person or persons making such nomination.

      6.6 RIGHT TO RESIGN. Any trustee shall have the right to resign this trusteeship at any time. Upon such resignation, to the extent that a successor is not appointed hereunder, a successor shall be appointed by a Court of competent jurisdiction upon petition of either the resigning trustee or any person interested in these trusts.

SECTION 7:  REVOCATION.

      7.1 IRREVOCABILITY. This Agreement is irrevocable and may not be altered or amended in any respect, and may not be terminated except through distributions permitted by this instrument.

      7.2 RELINQUISHMENT OF RIGHTS. All of the terms of the trust notwithstanding, the trustors expressly relinquish any and all interest, including any reversionary interest, the trustors may have in this trust or the property subject hereto, whether said interest is expressed by the terms of this trust or arises by operation of law.

SECTION 8:  MISCELLANEOUS.

      8.1 AGREEMENT BINDING. This Agreement is binding on the heirs, executors and administrators of the trustors and upon the trustees and the beneficiaries of this trust.

      8.2 FAILURE OF PROVISION. If any provision of this instrument is unenforceable, the remaining provisions shall nevertheless be carried into effect.

      8.3 CALIFORNIA LAW APPLICABLE. The Agreement will be administered in the State of California and its validity and construction shall be controlled by the laws of the State of California.

      8.4 "ISSUE" AND "CHILD." As used in this Trust Agreement, the term "issue" shall refer to lineal descendants of all degrees and the class terms "child," "children" and "issue" shall include persons adopted into the class and shall include persons adopted out of the class.

      8.5 "TRUSTEE." As used in this Trust Agreement, the term trustee shall also refer to co-trustees.

      8.6 SIGNIFICANCE OF HEADINGS. Titles and headings contained herein are used for ease of reference only and shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of the provisions herein.

     The trustors and trustees have executed this Trust Agreement on the day and year first above written.



                                             /s/DENNIS J. CARLO
                                             -----------------------------------
                                                    DENNIS J. CARLO
                                                  Trustor and Trustee



                                             /s/JEAN M. CARLO
                                             -----------------------------------
                                                      JEAN M. CARLO
                                                   Trustor and Trustee

STATE OF CALIFORNIA      )
                         )    ss.
COUNTY OF SAN DIEGO      )



     On this the 27th day of May, 1988, before me, Valerie G. Stevens, the undersigned Notary Public, personally appeared DENNIS J. CARLO and JEAN M. CARLO,

     /X/  personally known to me

     / /  proved to me on the basis of satisfactory evidence

to be the persons whose names are subscribed to the within instrument, and acknowledged that they executed it.



                                             /s/VALERIE G. STEVENS
                                             -----------------------------------
                                                Notary's Signature


(SEAL)

                                 TRUST AGREEMENT

                               ERIC J. CARLO TRUST

                                  May 26, 1988



                                   SCHEDULE A



     50,000 shares, The Immune Response Corporation, common stock.

                                 TRUST AGREEMENT

                              GRETCHEN CARLO TRUST


     This Trust Agreement is entered into as of May 23, 1988, by DENNIS J. CARLO and JEAN M. CARLO as trustors and as trustees.

     This trust is established for the benefit of the daughter of DENNIS J. CARLO, GRETCHEN CARLO, and may be referred to as The Gretchen Carlo Trust. The trustors have transferred and delivered to the trustees, without any consideration on the trustees' part, the property described in the attached Schedule A. Said property, together with any other property that may later become subject to this trust, shall constitute the trust estate, and shall be held, administered and distributed as hereinafter provided.

SECTION 1:  ADDITION OF PROPERTY.

     In their discretion, the trustees may accept additions to the trust from the trustors, or either of them, the estate of either trustor, or any other donor. Such additions shall be irrevocable.

SECTION 2:  POWER TO WITHDRAW.

     2.1 NOTICE OF TRANSFERS AND THE BENEFICIARY'S RIGHT TO WITHDRAW ASSETS. Within five (5) days of receipt of any property transferred into the trust (including the initial funding), the trustees shall notify GRETCHEN CARLO, if she is then living, otherwise each beneficiary then entitled to receive distributions of income either directly or in the discretion of the trustees (collectively, the "Beneficiary") of the value of the property received; during any period that the Beneficiary lacks legal capacity, the trustees shall instead notify the Beneficiary's guardian (or natural parent of a minor beneficiary for whom no guardian has been appointed). As to each transfer into the trust, the person so notified by the trustee may, at any time within the "withdrawal period" (Section 2.2 below), demand in writing the distribution of trust assets equal to the "withdrawal value" (paragraph 2.3 below).

     2.2 WITHDRAWAL PERIOD. Written demand hereunder may be made at any time within thirty (30) days of the date of notification (Section 2.1) of any transfer into the trust (including the initial funding) but in any event not later than December 31 of the year in which the transfer is made.

     2.3 WITHDRAWAL VALUE. Subject to Section 2.6, as to each transfer, the value of trust assets subject to withdrawal by the person notified hereunder shall be the lesser of:

          (a) An amount equal to the annual exclusion allowed under Internal Revenue Code Section 2503 as it exists on the date the notice required by Section 2.1 is given; or

          (b) An amount equal to the fair market value (at the time of transfer) of the property transferred.

      2.4 TRUSTEES' DUTY TO DISTRIBUTE ASSETS ON DEMAND. Upon receipt of such written demand, the trustees shall, as soon as practical, distribute to the person making the demand all amounts so demanded (subject to all the provisions of this Section 2), provided that the trustee shall make all such distributions no later than December 31 of the year in which the property is transferred into trust. Distributions may be in cash or in kind. Any property so distributed to a Beneficiary's guardian shall be held by such guardian for the Beneficiary's benefit and use.

      2.5 ASSETS SUBJECT TO WITHDRAWAL. Any asset of the trust estate may be used to satisfy a demand for withdrawal hereunder.

      2.6 RESTRICTIONS AND LIMITATIONS ON WITHDRAWAL RIGHT.


           2.6.1 The right of withdrawal granted hereunder is noncumulative and, to the extent that the withdrawal power granted hereunder has not been exercised by the end of the thirty (30) day period (or the end of the calendar year if sooner) as provided above, it shall lapse.

           2.6.2 Notwithstanding the number or value of transfers made by any one transferror in any calendar year, the cumulative withdrawals of a Beneficiary (or guardian) in said calendar year with respect to transfers made by that transferror shall not exceed the amount allowed as an annual exclusion under Internal Revenue Code Section 2503.

SECTION 3:  DISTRIBUTION OF INCOME AND PRINCIPAL.

     The trustees shall hold, manage, invest and reinvest the principal of the trust and shall collect and receive the current income therefrom, and, after deducting all necessary expenses, costs and taxes incident to the administration of the trust which are a charge against income, shall distribute the income and principal as follows:

      3.1 DISCRETIONARY INCOME PRINCIPAL DURING MINORITY. While GRETCHEN CARLO is under the age of twenty-one (21), the trustees shall pay to her or apply for her benefit as much of the net income and principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any other income of GRETCHEN CARLO known to the trustees and reasonably available for these purposes. Any income not so distributed shall be accumulated and added to principal.

      3.2 MANDATORY INCOME AND DISCRETIONARY PAYMENT OF PRINCIPAL. When GRETCHEN CARLO attains the age of twenty-one (21), the trustees shall thereafter pay to or apply for her benefit, quarter-annually or more frequently, the entire net income of the trust. If the trustees deem the income to be insufficient, the trustees may also pay to her or apply for her benefit as much of the principal of the trust as the trustees in the trustees' discretion deem necessary for her proper support, health, maintenance, and education, after taking into consideration, to the extent the trustees deem advisable, any income or other resources of GRETCHEN CARLO, outside the trust, known to the trustees and reasonably available for these purposes.

      3.3 POWER TO WITHDRAW. At any time after attaining age twenty-five (25), GRETCHEN CARLO may, by written instrument filed with the trustees, require the trustees to distribute to her not to exceed one-half (1/2) of the trust as constituted at the time of withdrawal.

      3.4  DISTRIBUTION OF TRUST ESTATE.  When GRETCHEN CARLO attains age thirty
(30), the trustees shall distribute to her the entire undistributed balance of the trust (including both principal and accrued and undistributed income).

      3.5 DEATH PRIOR TO DISTRIBUTION. Upon the death of GRETCHEN CARLO any share then held for her benefit (including both principal and accrued and undistributed income) shall be distributed to such one or more persons or entities including GRETCHEN CARLO, her creditors, her estate or creditors of her estate, either outright or in trust, as she shall appoint by the last dated instrument delivered to the trustees including a will (whether or not admitted to probate) specifically referring to and exercising this power of appointment. If or to the extent that GRETCHEN CARLO shall have failed to exercise this power of appointment, or an attempted exercise of this power shall have been invalid or ineffective for any reason, or GRETCHEN CARLo shall have released or renounced this power, the property subject to it shall be distributed to GRETCHEN CARLO's then living issue, upon the principle of representation (subject, however, to the provisions of Section 3.6 below), or if there is none then living, said property shall be distributed in equal parts to ANGELA CARLO and DEBORAH CARLO (daughters of DENNIS J. CARLO), and if either of them is not then living, her share shall be distributed to her then living issue, upon the principle of representation (subject to Section 3.6 below). Notwithstanding the foregoing, however, if a share is distributable to a beneficiary for whom a trust created by the trustors is then being maintained under this instrument or another similar instrument, such share shall be added to that trust to be held, administered and distributed as a part thereof.

      3.6 TRUST FOR BENEFICIARY UNDER AGE 21. Notwithstanding any provision hereof to the contrary, any share of the trust estate distributable to a beneficiary (other than GRETCHEN CARLO) under age twenty-one (21) under the foregoing provisions shall be held and administered for his or her benefit while he or she is under age twenty-one (21) and the trustees shall apply so much of the net income and principal thereof as the trustees, in the trustees' discretion, deem necessary for such beneficiary's reasonable health, maintenance, support and education, and the trustees shall accumulate for the benefit of such beneficiary any income not so applied or paid. When such beneficiary attains age twenty-one (21), any of such part then held for such beneficiary shall be distributed to him or her, and in case of his or her death prior thereto, shall be distributed to his or her estate.

      3.7 ULTIMATE DISTRIBUTION. Any of the trust estate not disposed of under the foregoing provisions shall be distributed in two equal shares, one share to the heirs at law of DENNIS J. CARLO and one share to the heirs at law of JEAN M. CARLO. The identity and respective shares of such heirs shall be determined in all respects as though the trustors' deaths had occurred immediately following the happening of the event requiring such distribution, and according to the laws of California then in force relating to the succession of separate property not acquired from a predeceased spouse.

SECTION 4:  TRUSTEES' POWERS.

     To carry out the purposes of the trust and subject to any limitations stated elsewhere herein, the trustees are vested with the following powers, in addition to those now or hereafter conferred by law, affecting the trust and trust estate:

      4.1 RETAIN ASSETS. To continue to hold any property, as long as the trustees deem advisable.

      4.2 MANAGE GENERALLY. To acquire, manage, control, grant options on, sell (for cash or on deferred payments), convey, exchange, partition, divide, improve and repair trust property.

      4.3 LEASE. To lease trust property for terms within or beyond the term of the trust and for any purpose.

      4.4 BORROW. To borrow money and to encumber or hypothecate trust property by mortgage, deed of trust, pledge, or otherwise; to borrow money on behalf of one trust from any other trust created hereunder.

      4.5 OBTAIN INSURANCE. To carry, at the expense of the trust, insurance of such kinds and in such amounts as the trustees deem advisable to protect the trust estate and the trustees against any hazard.

      4.6 LITIGATE. To commence or defend such litigation with respect to the trust or any property of the trust estate as the trustees deem advisable, at the expense of the trust.

      4.7 COMPROMISE. To compromise or otherwise adjust any claims or litigation against or in favor of the trust.

      4.8 PERMISSIBLE INVESTMENTS. To invest and reinvest the trust estate in every kind of property, real, personal, or mixed and every kind of investment, specifically including, but not by way of limitation, corporation obligations of every kind, stocks, preferred or common, shares of investment trusts, investment companies, common trust funds, mutual funds, and mortgage participations, which men of prudence, discretion and intelligence acquire for their own account. The trustees shall maintain sufficient liquidity to permit making the distributions contemplated by Section 3, when and as required.

      4.9 MARGIN ACCOUNTS. To buy, sell or trade in securities of any nature (including short sales) on margin and for such purposes maintain and operate margin accounts with brokers and pledge any securities held or purchased by the trustees with such brokers as security for loans and advances made to the trustees.

      4.10 POWERS RE SECURITIES. With respect to securities held in the trust, to have all the rights, powers and privileges of an owner, including, but not by way of limitation, the power to vote, give proxies and pay assessments, to participate in voting trusts, pooling agreements, foreclosures, reorganizations, consolidations, mergers, liquidations, sales and leases, and incident to such participation to deposit securities with and transfer title to any protective or other committee on such terms as the trustee may deem advisable; and to exercise or sell stock subscription or conversion rights.

      4.11 EMPLOY AGENTS AND OTHERS. To appoint, employ and pay such agents and employees as the trustees deem necessary or advisable, including (without limiting the generality of the foregoing) accountants, attorneys, investment counselors, banks to act as custodians for custodial accounts and other custodians of the trust property.

      4.12 HOLDING PROPERTY IN OTHERS' NAMES. To hold securities or other property in the trustees' own names or in the name of a nominee of the trustees, or in the name of a qualified depository without disclosing any fiduciary relationship.

      4.13 DISCRETION RE PRINCIPAL AND INCOME. Except as otherwise specifically provided herein, the trustees shall have the power, exercisable in the trustees' discretion, to determine what is principal or income of the trust estate and to apportion and allocate receipts and expenses and other charges between these accounts. Insofar as the trustees shall exercise this discretion, and except as otherwise provided in this instrument, matters relating to principal and income shall be governed by the provisions of the California Principal and Income Law from time to time existing.

      4.14 ADDITIONAL POWERS OF TRUSTEES. The enumeration of certain powers of the trustees shall not limit the trustees' general or implied powers, and the trustees, subject always to the discharge of their fiduciary obligations, are vested with and shall have all the rights, powers and privileges which an absolute owner of the same property would have; provided, however, that no provision contained herein may be construed to give the trustors any of the following powers:

           4.14.1 To purchase, exchange or otherwise deal with or dispose of corpus or income of the trusts established hereunder for less than adequate consideration in money or money's worth.

           4.14.2 To borrow the corpus or income of the trusts, directly or indirectly, without adequate interest or security.

SECTION 5:  GENERAL PROVISIONS.

     The following provisions shall govern each trust created hereunder:

      5.1 SPENDTHRIFT PROVISION. The interests of beneficiaries in principal or income shall not be subject to claims of their creditors or others, nor to legal process, and may not be voluntarily or involuntarily alienated or encumbered.

      5.2 Definition of Education. Whenever provision is made in this trust for payment for the "education" of a beneficiary, the term "education" shall be construed to include all levels of public, semi-private or private schools including, but not limited to, nursery, pre-school, primary, and secondary schools; college and post-graduate study; vocational school; music and art schools, lessons and programs; religious school; computer or related training; and both formal and informal cultural enrichment and travel programs and activities so long as in the sole judgment of the trustees such study, program or activity is pursued to advantage by the beneficiary, and at the beneficiary's choice. In determining payments to be made for such education, the trustees shall take into consideration the beneficiary' related travel and living expenses, and such other expenses as the trustees, in the trustees' sole discretion, determine are reasonable, including but not limited to, the cost of clothing, musical instruments, educational tools, medical needs, etc.

      5.3 PERPETUITIES SAVINGS CLAUSE. Unless sooner terminated in accordance with other provisions, this trust, or any trust created hereunder, shall terminate twenty-one (21) years after the death of GRETCHEN CARLO. All principal and undistributed income of any trust so terminated shall be distributed to the then income beneficiaries of that trust in the proportions in which they are, at the time of termination, entitled to receive the income; provided, however, that if the rights to income are not then fixed by the terms of the trust, distribution under this clause shall be made in equal shares to those beneficiaries who are then entitled or authorized to receive income payments.

      5.4 NOTICE OF RIGHT TO PAYMENT. Until the trustees shall receive from some person interested in this trust written notice of any birth, marriage, death, or other event upon which the right to payments from this trust may depend, the trustees shall incur no liability to persons whose interests may have been affected by that event for disbursements made in good faith.

      5.5 TRUST DISTRIBUTIONS UNAVAILABLE TO DISCHARGE LEGAL OBLIGATIONS. Any other provisions of this instrument to the contrary notwithstanding, income or principal of a trust established hereunder shall not be used to discharge in whole or in part any person's legal obligations, from time to time existing, including but not by way of limitation, any person's obligation to support any of the beneficiaries of the trust. When determining the legal obligation of any person to support any of the beneficiaries of the trust, the existence of the trust and funds made available by it shall not be taken into consideration.

      5.6 PAYMENTS TO DISABLED BENEFICIARIES. The trustees, in the trustees' discretion, may make payments to a minor or other beneficiary under disability by making payments to the guardian of his or her person or to any suitable person with whom he or she resides, or the trustees may apply payments directly for the beneficiary's benefit. However, the trustees may not make payments to the parent of a minor beneficiary for the minor's account, unless the parent shall first agree with the trustees in writing that he or she will not use the payments to discharge his or her legal obligation to support the minor under the laws of the state of his or her domicile. The trustees, in the trustees' discretion, may make payments directly to a minor if, in the trustees' judgment, the minor is of sufficient age and maturity to spend the money properly.

      5.7 SEGREGATION OF TRUSTS. There need be no physical segregation or division of the various trusts established hereunder, except as segregation or division may be required by the termination of any of the trusts but the trustee shall keep separate accounts for the different undivided interests.

SECTION 6:  PROVISIONS RELATING TO TRUSTEE.

      6.1  APPOINTMENT OF SUCCESSOR TRUSTEE.  If for any reason either of DENNIS
J. CARLO or JEAN M. CARLO shall cease to act as trustee, the other shall act as sole trustee. If both of them cease to act as trustees, KAREN CAPPER shall act as trustee.

      6.2 REPLACEMENT OF TRUSTEES. If neither DENNIS J. CARLO nor JEAN M. CARLO is acting as trustee, GRETCHEN CARLO, upon attaining age twenty-one (21) shall have the right to change the trustee, by giving thirty (30) days' written notice to the trustee. Any successor trustee or trustees shall succeed as trustees with like effect as though originally named as such herein. All authority and powers conferred upon the original trustees hereunder shall pass to any successor trustee.

      6.3 RELEASE OF LIABILITY. Any successor trustee shall not be responsible for any acts or omissions of any preceding trustee in connection with or relating to any acts or transactions regarding the trust estate and shall not be responsible for any assets not registered in the trust name.

      6.4 TRUSTEES' COMPENSATION. The trustees hereunder shall be entitled to reasonable compensation for services as such, and to reimbursement for any expenses incurred in the performance of duties as such.

      6.5 BOND. No bond shall be required of any individual trustee named in this instrument. Bond for any other individual nominated as trustee under
Section 6.1 shall be required in the amount, if any, directed by the person or persons making such nomination.

      6.6 RIGHT TO RESIGN. Any trustee shall have the right to resign this trusteeship at any time. Upon such resignation, to the extent that a successor is not appointed hereunder, a successor shall be appointed by a Court of competent jurisdiction upon petition of either the resigning trustee or any person interested in these trusts.

SECTION 7:  REVOCATION.

      7.1 IRREVOCABILITY. This Agreement is irrevocable and may not be altered or amended in any respect, and may not be terminated except through distributions permitted by this instrument.

      7.2 RELINQUISHMENT OF RIGHTS. All of the terms of the trust notwithstanding, the trustors expressly relinquish any and all interest, including any reversionary interest, the trustors may have in this trust or the property subject hereto, whether said interest is expressed by the terms of this trust or arises by operation of law.

SECTION 8:  MISCELLANEOUS.

      8.1 AGREEMENT BINDING. This Agreement is binding on the heirs, executors and administrators of the trustors and upon the trustees and the beneficiaries of this trust.

      8.2 FAILURE OF PROVISION. If any provision of this instrument is unenforceable, the remaining provisions shall nevertheless be carried into effect.

      8.3 CALIFORNIA LAW APPLICABLE. The Agreement will be administered in the State of California and its validity and construction shall be controlled by the laws of the State of California.

      8.4 "ISSUE" AND "CHILD." As used in this Trust Agreement, the term "issue" shall refer to lineal descendants of all degrees and the class terms "child," "children" and "issue" shall include persons adopted into the class and shall include persons adopted out of the class.

      8.5 "TRUSTEE." As used in this Trust Agreement, the term trustee shall also refer to co-trustees.

      8.6 SIGNIFICANCE OF HEADINGS. Titles and headings contained herein are used for ease of reference only and shall not be deemed to govern, limit, modify or in any manner affect the scope, meaning or intent of the provisions herein.

     The trustors and trustees have executed this Trust Agreement on the day and year first above written.



                                             /s/ DENNIS J. CARLO
                                             -----------------------------------
                                                       DENNIS J. CARLO
                                                     Trustor and Trustee



                                             /s/ JEAN M. CARLO
                                             -----------------------------------
                                                        JEAN M. CARLO
                                                     Trustor and Trustee

                                                                       Exhibit D


                                                                  Execution Copy
                                                                  --------------


                                   PROMISSORY NOTE
                                   ----------------


Loan Amount:  $1,484,232.75                                 Carlsbad, California
Interest Rate:  5.73%                                             April 17, 1997

         FOR VALUE RECEIVED, the undersigned, DENNIS J. CARLO, Ph.D. ("Borrower"), hereby promises to pay to the order of THE IMMUNE RESPONSE CORPORATION, a Delaware corporation ("Lender"), at 5935 Darwin Court, Carlsbad, California, 92008 or such other place as Lender may designate by written notice to Borrower, by wire transfer of immediately available funds, the principal sum of ONE MILLION FOUR HUNDRED EIGHTY-FOUR THOUSAND TWO HUNDRED THIRTY-TWO AND 75/100 DOLLARS ($1,484,232.75), with interest, to be paid as set forth below.

    1. PAYMENTS. The entire principal balance of this Promissory Note (this "Note"), together with all accrued and unpaid interest thereon, shall be due and payable on September 30, 1997 (the "Maturity Date"). Interest on the outstanding principal balance hereunder shall accrue at the rate of 5.73% per annum, calculated on the basis of a three hundred and sixty-five day year.

    2. PURPOSE OF NOTE. Borrower acknowledges that the purpose of the loan evidenced by this Note is to provide partial financing for the purchase of 253,715 shares of Lender's common stock and warrants to purchase 253,715 shares of such common stock.

    3. PREPAYMENT. Borrower may prepay all or any portion of this Note at any time without penalty, fee or acceleration prior to the Maturity Date of this Note.

    4. SECURITY. This Note is a full-recourse note. Payment of this Note is secured by a certain Stock Pledge Agreement (the "Pledge Agreement") of even date herewith among Borrower, Lender, and Kevin B. Kimberlin, as Pledgor, encumbering Pledgor's interest in certain shares of capital stock at such time as permitted under that certain lock-up agreement to which Pledgor is a party (described in EXHIBIT A hereto), and as more particularly described in the Pledge Agreement.

    5. ACCELERATION OF DUE DATE. The entire unpaid principal balance of this Note, together with all accrued and unpaid interest thereon, shall, at the election of Lender, become immediately due and payable upon the occurrence of any of the following, irrespective of the payment schedule set forth in Paragraph 1 of this Note:

       (a) Any failure on the part of Borrower to make any payment under this Note when the same is due;

       (b) Any failure on the part of Borrower to perform or observe any of his obligations under the Pledge Agreement or any other security instrument which secures this Note as and when performance is due;

       (c) If at any time Borrower shall admit in writing his inability to pay his debts as they become due, or shall make any assignment for the benefit of any creditors, or shall file a petition seeking any reorganization, arrangement, composition, readjustment or similar release under any present or future statute, law or regulation, or on the filing or commencement of any petition, action, case or proceeding, voluntary or involuntary, under any state or federal law regarding bankruptcy or insolvency.

    6. COLLECTION COSTS BORNE BY BORROWER. Borrower agrees to pay all costs and expenses, including without limitation reasonable attorneys' fees, incurred by Lender in any action brought to enforce the terms of this Note and/or to collect this Note, and any appeal thereof.

    7.   MISCELLANEOUS.

    (a) No delay or omission on the part of Lender in exercising any right under this Note or under the Pledge Agreement or any other security agreement given to secure this Note shall operate as a waiver of such right or of any other right under this Note.

    (b) In the event of default under this Note, Lender shall notify Borrower and Pledgor and both Pledgor and Borrower shall have fifteen (15) days from the date of notice of default and demand for payment in which to cure such default. Such notice may be by written notice mailed to both Pledgor and Borrower at the last address given to Lender by each and shall be deemed received three (3) days after being mailed by certified, first-class mail, return receipt requested or the next day mailed by overnight delivery.

    (c) Borrower hereby waives presentment for payment, demand, notice of demand and of dishonor and non-payment of this Note, protest and notice of protest, diligence in collecting, and the bringing of suit against any other party. The pleading of any statute of limitations as a defense to any demand against the Borrower, any endorsers, guarantors and sureties of this Note is expressly waived by each and all of such parties to the extent permitted by law. Time is of the essence under this Note, subject to Section 7(b).

    (d) Any payment hereunder shall first be applied to any collection costs, then against accrued and unpaid interest hereunder and then against the outstanding principal balance of this Note.

    8. LATE CHARGE. If payment of principal or interest under this Note shall not be made within ten (10) days after the date due, Borrower agrees to pay, in addition to the unpaid principal or interest, a sum equal to two percent (2%) of the unpaid principal or interest, which sum Borrower agrees represents a fair and reasonable estimate, considering all of the circumstances existing on the date of this Note, of the costs and expenses incident to handling and collecting such delinquent payment that will be sustained by Lender due to the failure of Borrower to make timely payment. The parties further agree that proof of actual damages would be costly and impracticable. Such charge shall be paid without prejudice to the right of Lender to collect any other amounts provided to be paid or to declare a default under this Note or under the Pledge Agreement or from exercising any of the other rights and remedies of Lender.

    9. GOVERNING LAW. This Note shall be governed by and interpreted in accordance with the laws of the State of Delaware, except as they may be preempted by federal law. In any action brought or arising out of this Note, Borrower and Lender hereby consent to the jurisdiction of any federal or state court having proper venue within the State of California and also consent to the service of process by any means authorized by California or federal law.

    10.  DEFINITIONS.

         BUSINESS DAY. As used in this Note the term "Business Day" shall mean any day other than a Saturday, Sunday or a legal holiday observed by employees of the State of California.

    11. SUCCESSORS. This Note shall be binding upon Borrower and the personal representatives, heirs, successors and assigns of Borrower.

    12. SEVERABILITY. If any part of this Note is determined to be illegal or unenforceable, all other parts shall remain in full force and effect.

    13. MAXIMUM INTEREST PAYABLE. All agreements between the undersigned and the holder hereof, whether now existing or hereafter arising and whether written or oral, are hereby limited so that in no contingency, whether by reason of acceleration of the maturity hereof or otherwise, shall the interest contracted for, charged, received, paid or agreed to be paid to the holder hereof exceed the maximum amount permissible under applicable law.
If, from any circumstance whatsoever, interest would otherwise be payable to the holder hereof in excess of the maximum lawful amount, the interest payable to the holder hereof shall be reduced to the maximum amount permitted under applicable law; and if from any circumstance the holder hereof shall ever receive anything of value deemed interest by applicable law in excess of the maximum lawful amount, an amount equal to any excessive interest shall be applied to the reduction of the principal hereof and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal hereof, such excess shall be refunded to the undersigned. All interest paid or agreed to be paid to the holder hereof shall, to the extent permitted by applicable law, be amortized, prorated, allocated, and spread throughout the full period until payment in full of the principal (including the period of any renewal or extension hereof) so that the interest hereon for such full period shall not exceed the maximum amount permitted by applicable law. This paragraph shall control all agreements between the undersigned and the holder hereof.

                                  /s/  DENNIS J. CARLO, Ph.D.
                                  -----------------------------------
                                      Dennis J. Carlo, Ph.D.